UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2020

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐   No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐   No ☒

TLEVISA	Consolidated
Ticker: TLEVISA	Quarter: 1 Year: 2020
Quarterly Financial Information

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[105000] Management commentary

Management commentary

Mexico City, April 27, 2020 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for first-quarter 2020. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2020 and 2019, in millions of Mexican pesos:

	1Q’20	Margin %	1Q’19	Margin %	Change %
Net sales	23,228.8	100.0	23,395.2	100.0	(0.7)
Net (loss) income	(8,903.7)	(38.3)	858.1	3.7	n/a
Net (loss) income attributable to stockholders of the Company	(9,651.9)	(41.6)	541.7	2.3	n/a
Segment net sales	24,714.1	100.0	24,469.0	100.0	1.0
Operating segment income (1)	8,709.2	35.2	9,374.4	38.3	(7.1)
(1)	The operating segment income margin is calculated as a percentage of segment net sales.

Net sales decreased by 0.7% to Ps.23,228.8 million in first-quarter 2020 compared with Ps.23,395.2 million in first-quarter 2019. This decrease was mainly attributable to a decline in Advertising sales. Operating segment income decreased by 7.1%, reaching Ps.8,709.2 million with a margin of 35.2%, mainly due to the decline in operating segment income of the Content segment.

Net loss attributable to stockholders of the Company amounted to Ps.9,651.9 million in first-quarter 2020, compared with a net income of Ps.541.7 million in first-quarter 2019.
The unfavorable change of Ps.10,193.6 million reflected:
(i)	a Ps.6,433.5 million increase in finance expense, net, primarily as a result of the impact of the peso depreciation;
(ii)	a Ps.5,514.4 million decrease in share of income or loss of associates and joint ventures, net, primarily due to the non-cash adjustment in the carrying value of our interest in Univision;
(iii)	a Ps.582.1 million decrease in income before depreciation and amortization; and
(iv)	a Ps.431.8 million increase in net income attributable to non-controlling interests.

These unfavorable variances were partially offset by:
(i)	a Ps.2,229.9 million favorable change in income tax;
(ii)	a Ps.473.8 million favorable change in other income or expense, net; and
(iii)	a Ps.64.5 million decrease in depreciation and amortization.

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Disclosure of nature of business

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 25 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature- film production and distribution, and gaming.

Disclosure of management's objectives and its strategies for meeting those objectives

We intend to leverage our position as a leading media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline. We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and by improving our sales and marketing efforts while maintaining high operating margins and expanding our cable business.

By leveraging all our business segments and capitalizing on their synergies to extract maximum value from our content and our distribution channels, we also intend to continue expanding our cable business, increasing our international programming sales worldwide and strengthening our position in the growing U.S.-Hispanic market. We also intend to continue developing and expanding Sky, our DTH platform, and our cable businesses. We will continue to strengthen our position and will continue making additional investments, which could be substantial in size, in the DTH and cable industry in accordance with the consolidation of the cable market in Mexico, and we will also continue developing our publishing business and maintain our efforts to become an important player in the gaming industry.

We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments in Mexico, the United States and elsewhere. However, we continue to evaluate our portfolio of assets, in order to determine whether to continue plans to dispose of select non-core operations.

Disclosure of entity's most significant resources, risks and relationships

We expect to fund our operating cash needs during 2020, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2020 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2020 will depend upon the timing of such transactions and the timing of cash payments from advertisers under our advertising sales plan.

The investing public should consider the risks described as follows, as well as the risks described in “Key Information_Risk Factors” in the Company’s Annual Report 2019, which are not the only risks the Company faces  which will be posted on the of our investor relations website at televisair.com when filed with the Comisión Nacional Bancaria y de Valores. Risks and uncertainties unknown by the Company, as well as those that the Company currently considers as not relevant, could affect its operations and activities.

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Risk Factors Related with Political Developments:

•	Imposition of fines by regulators and other authorities could adversely affect our financial condition and results of operations
•	Social Security Law
•	Federal Labor Law
•	Mexican tax laws
•	Regulations of the General Health Law on advertising
•	Weaknesses in internal controls over financial reporting
•	Changes in U.S. tax law
•	Mexican Securities Market Law
•	Renewal or revocation of our concessions

Risk Factors Related to our Business:

•	Control of a stockholder
•	Measures for the prevention of the taking of control
•	Competition
•	Seasonal nature of our business
•	Loss of transmission or loss of the use of satellite transponders
•	Incidents affecting our network and information systems or other technologies
•	Results of operations of UHI
•	Uncertainty in global financial markets
•	Renegotiation of Trade Agreements or other changes in foreign policy by the presidential administration in the United States
•	Inflation Rates and High Interest Rates in Mexico
•	Political events in Mexico

COVID-19 Impact

The COVID-19 pandemic has affected our business, financial position and results of operations for the first quarter ended March 31, 2020, and it is currently difficult to predict the degree of the impact on the second quarter and the remainder of 2020.

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We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand of our products across our segments as our clients and customers reduce or defer their spending.

The social distancing, shelter-in-place and other policies to limit the spread of the COVID-19 pandemic that have been implemented or recommended by governmental entities in Mexico and other areas around the world have been affecting the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner. The Mexican Government has ordered the suspension of all non-essential economic activities from March 30, 2020 through May 30, 2020 for most parts of Mexico, including the largest metropolitan areas. Media and telecommunications are not included in the suspension as they are considered essential economic activities. We have continued operating our essential businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information, while also promoting the “stay at home” policy whenever possible, in order to take safety and cautionary measures for our employees. Our "Stay at home with Televisa" action plan aims to provide a comprehensive solution for two basic society member groups: audiences and brands. The policy promotes solidarity and support through promoting serenity, entertainment, and social union.

Our Content business has seen a reduction in the demand for advertising during the quarter ended March 31, 2020, which may continue to be affected by the reduction in the level of economic activity in the jurisdictions in which our customers are located. We are partially dependent on the demand for advertising from consumer-focused companies, and the COVID-19 pandemic has caused, and could further cause, advertisers to reduce, postpone or, in a few cases, eliminate their advertisement spending on our platforms.  In addition, much of our production of new content has been curtailed or suspended in response to social distancing and shutdown requirements and health guidelines.

In our Other Businesses segment, sporting and other entertainment events for which we have broadcast rights, or which we organize, promote and/or are located in venues we own, have been cancelled or postponed. Moreover, local authorities have enacted several rules pursuant to which they have instructed the temporary closing of non-essential businesses, including casinos, and as a result our gaming operations have been suspended until the cancellations of governmental measures imposed in the regions where our casinos are located.

The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting our business, financial position and results of operations over the near, medium or long-term.

Disclosure of results of operations and prospects

The following table presents first-quarter consolidated results ended March 31, 2020 and 2019, for each of our business segments. Consolidated results for first-quarter 2020 and 2019 are presented in millions of Mexican pesos.

Net Sales	1Q’20%		1Q’19%		Change %
Cable	10,824.7	43.8	9,898.1	40.4	9.4
Sky	5,405.3	21.9	5,281.6	21.6	2.3
Content	6,727.6	27.2	7,184.9	29.4	(6.4)
Other Businesses	1,756.5	7.1	2,104.4	8.6	(16.5)
Segment Net Sales	24,714.1	100.0	24,469.0	100.0	1.0
Intersegment Operations[1]	(1,632.8)		(1,229.7)
Net Sales	23,081.3		23,239.3		(0.7)
Held-for-sale Operations [2]	147.5	n/a	155.9	n/a	(5.4)
Net Sales	23,228.8		23,395.2		(0.7)

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Operating Segment Income[3]	1Q’20	Margin %	1Q’19	Margin %	Change %
Cable	4,490.3	41.5	4,297.1	43.4	4.5
Sky	2,234.0	41.3	2,306.9	43.7	(3.2)
Content	1,613.9	24.0	2,267.3	31.6	(28.8)
Other Businesses	371.0	21.1	503.1	23.9	(26.3)
Operating Segment Income	8,709.2	35.2	9,374.4	38.3	(7.1)
Corporate Expenses	(423.8)	(1.7)	(516.1)	(2.1)	17.9
Depreciation and Amortization	(5,151.5)	(22.2)	(5,216.0)	(22.3)	1.2
Other Income (Expense), net	284.9	1.2	(188.9)	(0.8)	n/a
Intersegment Operations[4]	(17.8)	n/a	(15.0)	n/a	(18.7)
Held-for-sale Operations [2]	25.6	n/a	32.0	n/a	(20.0)
Operating Income	3,426.6	14.8	3,470.4	14.8	(1.3)
1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 The assets and related liabilities of the Radio business are classified as held for sale in the Company’s consolidated statement of financial position as of March 31, 2020 and December 31, 2019. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as held-for-sale operations for the quarters ended March 31, 2020 and 2019. Notwithstanding the foregoing, the transaction was consummated for legal and tax purposes.
3 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income (expense), net.
4 As a result of IFRS 16 Leases (“IFRS 16”) adoption, intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level as in prior years.

Cable

Total net additions for the quarter were approximately 255.8 thousand RGUs. Quarterly growth was mainly driven by 121.1 thousand broadband net additions, the fastest pace of growth in broadband RGUs in seven quarters, and 145.5 thousand voice net additions. Video RGUs decreased by 10.8 thousand.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of March 31, 2020 and 2019.

RGUs	1Q’20	1Q’19
Video	4,308,058	4,375,626
Broadband	4,817,103	4,567,517
Voice	3,783,519	3,183,248
Total RGUs	12,908,680	12,126,391

First-quarter sales increased by 9.4% to Ps.10,824.7 million compared with Ps.9,898.1 million in first-quarter 2019 driven by solid net additions in broadband and voice.

First-quarter operating segment income increased by 4.5% to Ps.4,490.3 million compared with Ps.4,297.1 million in first-quarter 2019. Margin decreased by 190 basis points to 41.5% due to growth in the sale of third party Over-the-Top platforms and the increase in the number of RGUs per subscriber.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for first-quarter 2020 and 2019.

MSO Operations (1) Millions of Mexican pesos	1Q’20	1Q’19	Change %
Revenue	9,755.8	8,874.2	9.9
Operating Segment Income	4,122.7	3,917.6	5.2
Margin (%)	42.3	44.1

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Enterprise Operations (1) Millions of Mexican pesos	1Q’20	1Q’19	Change %
Revenue	1,482.2	1,393.1	6.4
Operating Segment Income	505.2	497.0	1.6
Margin (%)	34.1	35.7
(1)
These results do not include consolidation adjustments of Ps.413.3 million in revenues nor Ps.137.6 million in operating segment income for first quarter 2020, neither the consolidation adjustments of Ps.369.2 million in revenues nor Ps.117.5 million in operating segment income for first quarter 2019. Consolidation adjustments are considered in the consolidated results of the Cable segment.

First-quarter sales and operating segment income in our MSO operations increased by 9.9% and 5.2%, respectively. First-quarter sales and operating segment income in our Enterprise operations increased by 6.4% and 1.6%, respectively.

Sky

During the quarter, Sky continued growing its broadband business after adding 44.3 thousand broadband RGUs. It reached a total of 430.4 thousand broadband RGUs. Sky also added 8.1 thousand video RGUs. It’s the fourth consecutive quarter with video net additions.

The following table sets forth the breakdown of RGUs per service type for Sky as of March 31, 2020 and 2019.

RGUs	1Q’20	1Q’19
Video	7,437,469	7,386,347
Broadband	430,412	165,262
Voice	1,052	1,493
Total RGUs	7,868,933	7,553,102

First-quarter sales increased by 2.3% to Ps.5,405.3 million compared with Ps.5,281.6 million in first-quarter 2019, mainly explained by the growth in broadband RGUs.

First-quarter operating segment income decreased by 3.2% to Ps.2,234.0 million compared with Ps.2,306.9 million in first-quarter 2019. The margin was 41.3%. The decline was due to the costs related to the commercial effort to grow Sky’s broadband service and the lower margin that this service has.

Content

First-quarter sales decreased by 6.4% to Ps.6,727.6 million compared with Ps.7,184.9 million in first-quarter 2019.

Millions of Mexican pesos	1Q’20%		1Q’19%		Change %
Advertising	2,635.1	39.2	3,681.9	51.2	(28.4)
Network Subscription	1,332.1	19.8	1,218.3	17.0	9.3
Licensing and Syndication	2,760.4	41.0	2,284.7	31.8	20.8
Net Sales	6,727.6		7,184.9		(6.4)

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Advertising

First-quarter advertising sales decreased by 28.4% to Ps.2,635.1 million compared with Ps.3,681.9 million in first-quarter 2019. The decrease in sales is substantially explained by the one-time change in the calendar for negotiations of our upfront, resulting in many advertising customers pushing back the startup of their advertising campaigns for the year with Televisa. It is also explained by a significant deterioration in growth expectations for Mexico triggered by the outbreak of COVID-19. As a result of the new level of uncertainty, many clients decided to pull back on advertising in the last two weeks of the quarter.

Network Subscription

First-quarter Network Subscription sales increased by 9.3% to Ps.1,332.1 million compared with Ps.1,218.3 million in first-quarter 2019. This increase is mainly related to a price increase and to the favorable impact of the depreciation of the Mexican peso on our dollar-denominated revenues.

Licensing and Syndication

First-quarter Licensing and Syndication sales increased by 20.8% to Ps.2,760.4 million from Ps.2,284.7 million in first-quarter 2019. Royalties from Univision reached U.S.$97.6 million in first-quarter 2020 compared to U.S.$88.0 million in first-quarter 2019.

First-quarter operating segment income decreased by 28.8% to Ps.1,613.9 million compared with Ps.2,267.3 million in first-quarter 2019. This decrease is mainly explained by the drop in advertising sales. The margin was 24.0%.

Other Businesses

First-quarter sales decreased by 16.5% to Ps.1,756.5 million compared with Ps.2,104.4 million in first-quarter 2019. The decrease is mainly explained by a decline in revenues in our soccer, gaming and publishing businesses, partially compensated by feature films distribution business.

First-quarter operating segment income decreased by 26.3% to Ps.371.0 million compared with Ps.503.1 million in first-quarter 2019. The decline was mainly explained by a decrease in operating segment income in our soccer and gaming businesses, partially compensated by feature films distribution and publishing businesses.

Corporate Expense

Corporate expense decreased by Ps.92.3 million, or 17.9%, to Ps.423.8 million in first-quarter 2020, from Ps.516.1 million in first-quarter 2019. This decrease reflected primarily a lower share-based compensation expense.

Share-based compensation expense in first-quarter 2020 and 2019, amounted to Ps.209.1 million and Ps.317.2 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Income or Expense, Net

Other income or expense, net, changed by Ps.473.8 million, to other income, net, of Ps.284.9 million in first-quarter 2020, from other expense, net, of Ps.188.9 million in first-quarter 2019.

This change reflected primarily a non-cash Ps.386.0 million decrease in a provision for an appreciation payment arrangement between Televisa and a Univision Holdings, Inc. (“UHI”) related party, in connection with the acquisition of the majority stock of UHI by new investors announced on February 25, 2020, and the decline in the estimated fair value of Televisa’s investments in UHI as of March 31, 2020.

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Additional favorable variances in first-quarter 2020, included lower loss on disposition of property and equipment, as well as a decrease in non-recurrent severance expense in connection with dismissals of personnel in our Content segment.
The following table sets forth the breakdown of cash and non-cash other income (expense), net, stated in millions of Mexican pesos, for the three months ended March 31, 2020 and 2019.

Other income (expense), net	2020	2019
Cash	(137.6)	(130.2)
Non-cash	422.5	(58.7)
Total	284.9	(188.9)

Finance Expense, Net

The following table sets forth finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended March 31, 2020 and 2019.

	1Q 2020	1Q 2019	(Increase) decrease
Interest expense	(2,528.2)	(2,406.8)	(121.4)
Interest income	223.9	296.5	(72.6)
Foreign exchange (loss) gain, net	(8,601.4)	139.0	(8,740.4)
Other finance income (expense), net	2,198.1	(302.8)	2,500.9
Finance expense, net	(8,707.6)	(2,274.1)	(6,433.5)

Finance expense, net, increased by Ps.6,433.5 million, to Ps.8,707.6 million in first-quarter 2020, from Ps.2,274.1 million in first-quarter 2019.

This increase reflected:

I.
a Ps.8,740.4 million unfavorable change resulting primarily from a 26.4% depreciation of the Mexican peso against the U.S. dollar in first-quarter 2020, in comparison with a 1.3% appreciation in first-quarter 2019, on a higher average net U.S. dollar liability position;

II.	a Ps.121.4 million increase in interest expense, primarily due to a higher average principal amount of debt in 2020; and

III.	a Ps.72.6 million decrease in interest income, primarily explained by a lower average amount of cash equivalents.

These unfavorable variances were partially offset by a Ps.2,500.9 million favorable change in other finance income or expense, net, resulting primarily from changes in fair value of our derivative contracts.

Share of Income or Loss of Associates and Joint Ventures, Net

Share of income or loss of associates and joint ventures, net, changed by Ps.5,514.4 million, to a share of loss of Ps.5,348.6 million in first-quarter 2020, from a share of income of Ps.165.8 million in first-quarter 2019. This unfavorable change reflected mainly:

I.
an impairment loss in the amount of Ps.5,455.4 million that decreased the carrying value of our investment in shares of UHI as of March 31, 2020, resulting from a decline in the estimated fair value of our investments in UHI as of that date (please refer to “Investments in warrants and shares of Univision” section for further information) ; and

II.
the absence of share of income of OCESA Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company in Mexico, Central America and Colombia, as we classified this investment as held for sale as of July 31, 2019, and discontinued the recognition of share of income of OCEN beginning on August 1, 2019, in connection with an agreement to dispose of this associate, to be concluded subject to certain customary closing conditions.

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These unfavorable variances were partially offset by a higher share of income of Univision Holdings, Inc. or UHI, the controlling company of Univision Communications Inc.
Income Taxes

Income tax represented a benefit of Ps.1,725.9 million in first-quarter 2020, from an income tax expense of Ps.504.0 million in first-quarter 2019. This change reflected mainly the income tax losses of the Company and some of its subsidiaries, resulting from their foreign exchange loss in first-quarter 2020.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.431.8 million, to Ps.748.2 million in first-quarter 2020, compared with Ps.316.4 million in first-quarter 2019. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Cable and Sky segments.

Financial position, liquidity and capital resources

Investments in warrants and shares of Univision

In conjunction with the acquisition of the majority stock of UHI by a group of investors, which was announced on February 25, 2020, we reviewed the assumptions and inputs related to our discounted cash flow model used to determine the fair value of our investment in warrants and shares of UHI as of March 31, 2020. In addition, we retained the services of a third party to perform a valuation analysis. Based on these assessments and reviews, we recognized:

I.
a decline in the estimated fair value of Televisa’s investment in warrants exercisable for shares of UHI as of March 31, 2020, in the amount of Ps.21,937.1 million, which was accounted for in accumulated other comprehensive income or loss (“OCI”), net of income tax of Ps.6,581.1 million, in Televisa’s consolidated statement of financial position as of March 31, 2020; and

II.
a decrease in the carrying value of Televisa’s investment in shares of UHI as of March 31, 2020, in the amount of Ps.5,455.4 million, which was accounted for in share of income or loss of associates and joint ventures in the consolidated statement of income (“IS”) for the three months ended March 31, 2020.

The following table summarizes the carrying value of the investments in UHI as of March 31, 2020, and December 31, 2019, before and after the change in fair value (“FV”), in millions of Mexican pesos.

Investments in UHI	Carrying value at December 31, 2019	Carrying value before FV Change on March 31, 2020[1]	FV Change	Carrying value at March 31, 2020	FV Change Accounted for in
Warrants, at fair value	33,775.4	42,683.3	(21,937.1)	20,746.2	OCI
Shares, at equity method	8,189.7	10,476.6	(5,455.4)	5,021.2	IS
Total	41,965.1	53,159.9	(27,392.5)	25,767.4
1This carrying value already considers the positive impact that the depreciation of the peso had, during first quarter 2020, on this dollar denominated investment.

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Capital Expenditures

During first-quarter 2020, we invested approximately U.S.$227.4 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown of capital expenditures for first-quarter 2020 and 2019.

Capital Expenditures Millions of U.S.$	1Q 2020	1Q 2019
Cable	160.9	169.7
Sky	61.8	47.1
Content and Other Businesses	4.7	6.1
Total	227.4	222.9

For the full year, we are reducing our guidance in capital expenditures to a range of U.S.$750 million to U.S.$800 million.

Debt, Lease Liabilities and Other Notes Payable

The following table sets forth our total consolidated debt, lease liabilities and other notes payable as of March 31, 2020 and December 31, 2019. Amounts are stated in millions of Mexican pesos.

	March 31, 2020	December 31, 2019	(decrease) Increase
Current portion of long-term debt	492.0	491.9	0.1
Long-term debt, net of current portion	157,291.8	120,444.7	36,847.1
Total debt [1]	157,783.8	120,936.6	36,847.2
Current portion of lease liabilities	1,471.7	1,257.8	213.9
Long-term lease liabilities, net of current portion	9,155.8	8,105.8	1,050.0
Total lease liabilities	10,627.5	9,363.6	1,263.9
Current portion of other notes payable	-	1,324.1	(1,324.1)
Other notes payable, net of current portion	-	-	-
Total other notes payable	-	1,324.1	(1,324.1)
Total debt, lease liabilities and other notes payable	168,411.3	131,624.3	36,787.0

[1]	As of March 31, 2020 and December 31, 2019, total debt is presented net of finance costs in the amount of Ps.1,467.4 million and Ps.1,441.6 million, respectively, and does not include related accrued interest payable in the amount of Ps.2,206.9 million and Ps.1,943.9 million, respectively.

As of March 31, 2020, our consolidated net debt position (total debt and lease liabilities less cash and cash equivalents, temporary investments, and certain non-current investments in financial instruments) was Ps.113,656.8 million. The aggregate amount of non-current investments in financial instruments included in our consolidated net debt position as of March 31, 2020, amounted to Ps.9,814.2 million.

On March 24, 2020, Televisa announced that it has drawn down Ps.14,771 million from its Revolving Credit Facility (the “Facility”) as a prudent and precautionary measure in order to increase its cash position and preserve financial flexibility in light of current uncertainty in the global and local markets resulting from the COVID-19 outbreak. The Facility is scheduled to mature on March 26, 2022.

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Radiópolis

In March 2020, we entered into a settlement agreement with the acquirer of the Radio business to complete this transaction whereby we agreed, among other things, to modify the payment terms of the purchase price. We received Ps.603.4 million in cash in March 2020, and the remaining amount of Ps.644.6 million is expected by June 2020. While the sale of our 50% equity interest in the Radio business has been consummated for legal and tax purposes as of December 31, 2019, this transaction is considered as held for sale for financial reporting purposes as of March 31, 2020.

Dividend

To further maximize liquidity and as a precautionary measure, we propose to suspend our 2020 dividend, subject to approval of the Company’s stockholders.

Shares Outstanding

As of March 31, 2020 and December 31, 2019, our shares outstanding amounted to 330,060.7 million and 337,244.3 million shares, respectively, and our CPO equivalents outstanding amounted to 2,821.0 million and 2,882.4 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of March 31, 2020 and December 31, 2019, the GDS (Global Depositary Shares) equivalents outstanding amounted to 564.2 million and 576.5 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Internal control

Disclosure of critical performance measures and indicators that management uses to evaluate entity's performance against stated objectives

	1Q’20	Margin %	1Q’19	Margin %	Change %
Net sales	23,228.8	100.0	23,395.2	100.0	(0.7)
Net (loss) income	(8,903.7)	(38.3)	858.1	3.7	n/a
Net (loss) income attributable to stockholders of the Company	(9,651.9)	(41.6)	541.7	2.3	n/a
Segment net sales	24,714.1	100.0	24,469.0	100.0	1.0
Operating segment income (1)	8,709.2	35.2	9,374.4	38.3	(7.1)
(1) The operating segment income margin is calculated as a percentage of segment net sales.

12 of 96

Net Sales	1Q’20%		1Q’19%		Change %
Cable	10,824.7	43.8	9,898.1	40.4	9.4
Sky	5,405.3	21.9	5,281.6	21.6	2.3
Content	6,727.6	27.2	7,184.9	29.4	(6.4)
Other Businesses	1,756.5	7.1	2,104.4	8.6	(16.5)
Segment Net Sales	24,714.1	100.0	24,469.0	100.0	1.0
Intersegment Operations[1]	(1,632.8)		(1,229.7)
Net Sales	23,081.3		23,239.3		(0.7)
Held-for-sale Operations [2]	147.5	n/a	155.9	n/a	(5.4)
Net Sales	23,228.8		23,395.2		(0.7)

Operating Segment Income[3]	1Q’20	Margin %	1Q’19	Margin %	Change %
Cable	4,490.3	41.5	4,297.1	43.4	4.5
Sky	2,234.0	41.3	2,306.9	43.7	(3.2)
Content	1,613.9	24.0	2,267.3	31.6	(28.8)
Other Businesses	371.0	21.1	503.1	23.9	(26.3)
Operating Segment Income	8,709.2	35.2	9,374.4	38.3	(7.1)
Corporate Expenses	(423.8)	(1.7)	(516.1)	(2.1)	17.9
Depreciation and Amortization	(5,151.5)	(22.2)	(5,216.0)	(22.3)	1.2
Other Income (Expense), net	284.9	1.2	(188.9)	(0.8)	n/a
Intersegment Operations[4]	(17.8)	n/a	(15.0)	n/a	(18.7)
Held-for-sale Operations [2]	25.6	n/a	32.0	n/a	(20.0)
Operating Income	3,426.6	14.8	3,470.4	14.8	(1.3)
1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 The assets and related liabilities of the Radio business are classified as held for sale in the Company’s consolidated statement of financial position as of March 31, 2020 and December 31, 2019. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as held-for-sale operations for the quarters ended March 31, 2020 and 2019. Notwithstanding the foregoing, the transaction was consummated for legal and tax purposes.
3 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income (expense), net.
4 As a result of IFRS 16 Leases (“IFRS 16”) adoption, intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level as in prior years.

Sustainability

During first quarter 2020, Televisa was included in three indices of the FTSE4Good Index Series: FTSE4Good Emerging Markets, FTSE4Good Emerging Latin America, and FTSE4Good BIVA. This is the fourth consecutive year Televisa has been included in the FTSE4Good Index Series. In addition, for a third consecutive year, Televisa was recognized with the Socially Responsible Company award (Empresa Socialmente Responsable ESR) granted by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía or CEMEFI) and the Alliance for Corporate Social Responsibility (Alianza por la Responsabilidad Social Empresarial or AliaRSE).

Additional Information Available on Website

The information in this management commentary should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2019, which will be posted on the “Reports and Filings” section of our investor relations website at televisair.com when filed with the Comisión Nacional Bancaria y de Valores and the Securities and Exchange Commission, respectively.

Disclaimer

This management commentary contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in these management commentary should be read in conjunction with the factors described in “Item 3. Key Information – Forward Looking Statements” in the Company’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in these management commentary and in oral statements made by authorized officers of the Company. Statements contained in this release relating to the COVID-19 outbreak, the impact of which on our business performance and financial results remains inherently uncertain, are forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

13 of 96

[110000] General information about financial statements

Ticker:	TLEVISA
Period covered by financial statements:	2020-01-01 TO 2020-03-31
Date of end of reporting period:	2020-03-31
Name of reporting entity or other means of identification:	TLEVISA
Description of presentation currency:	MXN
Level of rounding used in financial statements:	THOUSANDS OF MEXICAN PESOS
Consolidated:	YES
Number of quarter:	1
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:
Description of nature of financial statements:

Disclosure of general information about financial statements

Corporate Information
Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies
The interim condensed consolidated financial statements of the Group, as of March 31, 2020 and December 31, 2019, and for the trhee months ended Marzo 31, 2020 and 2019, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2019 and 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of March 31, 2020. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2020 did not have a significant impact in these interim un audited condensed consolidated financial statements.

14 of 96

Follow-up of analysis

The financial institutions that perform financial analysis on the securities of Grupo Televisa, S.A.B., are as follows:

Institution:

   Barclays
   Bradesco
   Credit Suisse
   Evercore
   Goldman Sachs
   HSBC
   Itaú Securities
   JPMorgan
   Merrill Lynch
   Morgan Stanley
   New Street

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[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2020-03-31	Close Previous Exercise 2019-12-31
Statement of financial position
Assets
Current assets
Cash and cash equivalents	44,940,269,000	27,451,997,000
Trade and other current receivables	34,400,706,000	25,491,160,000
Current tax assets, current	4,271,275,000	3,800,286,000
Other current financial assets	2,257,642,000	1,715,000
Current inventories	1,115,667,000	1,151,421,000
Current biological assets	0	0
Other current non-financial assets	[1] 6,733,949,000	7,858,658,000
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	93,719,508,000	65,755,237,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	2,427,439,000	2,369,665,000
Total current assets	96,146,947,000	68,124,902,000
Non-current assets
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	30,791,713,000	44,268,776,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	5,894,621,000	9,068,462,000
Property, plant and equipment	83,329,493,000	83,329,232,000
Investment property	0	0
Right-of-use assets that do not meet definition of investment property	7,477,721,000	7,553,052,000
Goodwill	14,113,626,000	14,113,626,000
Intangible assets other than goodwill	28,919,460,000	29,215,328,000
Deferred tax assets	31,391,676,000	24,185,148,000
Other non-current non-financial assets	[2] 11,397,761,000	10,485,274,000
Total non-current assets	213,316,071,000	222,218,898,000
Total assets	309,463,018,000	290,343,800,000
Equity and liabilities
Liabilities
Current liabilities
Trade and other current payables	44,735,318,000	33,893,948,000
Current tax liabilities, current	1,933,182,000	2,470,249,000
Other current financial liabilities	2,698,918,000	4,328,652,000
Current lease liabilities	1,471,692,000	1,257,766,000
Other current non-financial liabilities	0	0
Current provisions
Current provisions for employee benefits	0	0
Other current provisions	2,732,000	2,423,000
Total current provisions	2,732,000	2,423,000
Total current liabilities other than liabilities included in disposal groups classified as held for sale	50,841,842,000	41,953,038,000
Liabilities included in disposal groups classified as held for sale	414,964,000	432,812,000
Total current liabilities	51,256,806,000	42,385,850,000

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Concept	Close Current Quarter 2020-03-31	Close Previous Exercise 2019-12-31
Non-current liabilities
Trade and other non-current payables	2,609,322,000	2,459,157,000
Current tax liabilities, non-current	753,770,000	1,759,719,000
Other non-current financial liabilities	157,942,869,000	120,791,259,000
Non-current lease liabilities	9,155,821,000	8,105,754,000
Other non-current non-financial liabilities	0	0
Non-current provisions
Non-current provisions for employee benefits	1,517,614,000	1,468,112,000
Other non-current provisions	933,474,000	917,483,000
Total non-current provisions	2,451,088,000	2,385,595,000
Deferred tax liabilities	3,362,931,000	7,052,233,000
Total non-current liabilities	176,275,801,000	142,553,717,000
Total liabilities	227,532,607,000	184,939,567,000
Equity
Issued capital	4,907,765,000	4,907,765,000
Share premium	15,889,819,000	15,889,819,000
Treasury shares	14,214,444,000	14,018,847,000
Retained earnings	72,983,136,000	82,431,278,000
Other reserves	(13,507,153,000)	1,320,451,000
Total equity attributable to owners of parent	66,059,123,000	90,530,466,000
Non-controlling interests	15,871,288,000	14,873,767,000
Total equity	81,930,411,000	105,404,233,000
Total equity and liabilities	309,463,018,000	290,343,800,000

17 of 96

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2020-01-01 - 2020-03-31	Accumulated Previous Year 2019-01-01 - 2019-03-31
Profit or loss
Profit (loss)
Revenue	23,228,788,000	23,395,245,000
Cost of sales	13,738,042,000	13,264,015,000
Gross profit	9,490,746,000	10,131,230,000
Distribution costs	2,718,015,000	2,764,384,000
Administrative expenses	3,631,003,000	3,707,540,000
Other income	284,928,000	0
Other expense	0	188,910,000
Profit (loss) from operating activities	3,426,656,000	3,470,396,000
Finance income	2,421,994,000	435,445,000
Finance costs	11,129,593,000	2,709,535,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	(5,348,539,000)	165,821,000
Profit (loss) before tax	(10,629,482,000)	1,362,127,000
Tax income (expense)	(1,725,844,000)	503,987,000
Profit (loss) from continuing operations	(8,903,638,000)	858,140,000
Profit (loss) from discontinued operations	0	0
Profit (loss)	(8,903,638,000)	858,140,000
Profit (loss), attributable to
Profit (loss), attributable to owners of parent	(9,651,898,000)	541,718,000
Profit (loss), attributable to non-controlling interests	748,260,000	316,422,000
Earnings per share
Earnings per share
Earnings per share
Basic earnings per share
Basic earnings (loss) per share from continuing operations	(3.39)	0.19
Basic earnings (loss) per share from discontinued operations	0	0
Total basic earnings (loss) per share	[3] (3.39)	0.19
Diluted earnings per share
Diluted earnings (loss) per share from continuing operations	(3.2)	0.18
Diluted earnings (loss) per share from discontinued operations	0	0
Total diluted earnings (loss) per share	[4] (3.2)	0.18

18 of 96

[410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2020-01-01 - 2020-03-31	Accumulated Previous Year 2019-01-01 - 2019-03-31
Statement of comprehensive income
Profit (loss)	(8,903,638,000)	858,140,000
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	(16,606,001,000)	100,330,000
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	0	0
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	(16,606,001,000)	100,330,000
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	1,779,762,000	(58,578,000)
Reclassification adjustments on exchange differences on translation, net of tax	0	0
Other comprehensive income, net of tax, exchange differences on translation	1,779,762,000	(58,578,000)
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0
Cash flow hedges
Gains (losses) on cash flow hedges, net of tax	259,345,000	(347,592,000)
Reclassification adjustments on cash flow hedges, net of tax	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0
Other comprehensive income, net of tax, cash flow hedges	259,345,000	(347,592,000)
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0
Change in value of time value of options
Gains (losses) on change in value of time value of options, net of tax	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0

19 of 96

Concept	Accumulated Current Year 2020-01-01 - 2020-03-31	Accumulated Previous Year 2019-01-01 - 2019-03-31
Financial assets measured at fair value through other comprehensive income
Gains (losses) on financial assets measured at fair value through other comprehensive income, net of tax	0	(388,000)
Reclassification adjustments on financial assets measured at fair value through other comprehensive income, net of tax	0	0
Amounts removed from equity and adjusted against fair value of financial assets on reclassification out of fair value through other comprehensive income measurement category, net of tax	0	0
Other comprehensive income, net of tax, financial assets measured at fair value through other comprehensive income	0	(388,000)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	(11,449,000)	(56,045,000)
Total other comprehensive income that will be reclassified to profit or loss, net of tax	2,027,658,000	(462,603,000)
Total other comprehensive income	(14,578,343,000)	(362,273,000)
Total comprehensive income	(23,481,981,000)	495,867,000
Comprehensive income attributable to
Comprehensive income, attributable to owners of parent	(24,479,502,000)	180,963,000
Comprehensive income, attributable to non-controlling interests	997,521,000	314,904,000

20 of 96

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2020-01-01 - 2020-03-31	Accumulated Previous Year 2019-01-01 - 2019-03-31
Statement of cash flows
Cash flows from (used in) operating activities
Profit (loss)	(8,903,638,000)	858,140,000
Adjustments to reconcile profit (loss)
+ Discontinued operations	0	0
+ Adjustments for income tax expense	(1,725,844,000)	503,987,000
+ (-) Adjustments for finance costs	0	0
+ Adjustments for depreciation and amortisation expense	5,151,502,000	5,215,951,000
+ Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	0	16,893,000
+ Adjustments for provisions	455,643,000	456,025,000
+ (-) Adjustments for unrealised foreign exchange losses (gains)	11,084,178,000	(360,315,000)
+ Adjustments for share-based payments	209,144,000	317,248,000
+ (-) Adjustments for fair value losses (gains)	(2,198,144,000)	302,809,000
- Adjustments for undistributed profits of associates	0	0
+ (-) Adjustments for losses (gains) on disposal of non-current assets	(32,602,000)	78,352,000
+ Share of income of associates and joint ventures	5,348,539,000	(165,821,000)
+ (-) Adjustments for decrease (increase) in inventories	382,237,000	(742,768,000)
+ (-) Adjustments for decrease (increase) in trade accounts receivable	(5,530,315,000)	(4,859,621,000)
+ (-) Adjustments for decrease (increase) in other operating receivables	(1,928,713,000)	(1,358,316,000)
+ (-) Adjustments for increase (decrease) in trade accounts payable	3,589,945,000	(771,272,000)
+ (-) Adjustments for increase (decrease) in other operating payables	5,786,069,000	3,296,257,000
+ Other adjustments for non-cash items	0	0
+ Other adjustments for which cash effects are investing or financing cash flow	0	84,000
+ Straight-line rent adjustment	0	0
+ Amortization of lease fees	0	0
+ Setting property values	0	0
+ (-) Other adjustments to reconcile profit (loss)	118,223,000	151,206,000
+ (-) Total adjustments to reconcile profit (loss)	20,709,862,000	2,080,699,000
Net cash flows from (used in) operations	11,806,224,000	2,938,839,000
- Dividends paid	0	0
+ Dividends received	0	0
- Interest paid	(2,528,229,000)	(2,406,726,000)
+ Interest received	(23,672,000)	(25,533,000)
+ (-) Income taxes refund (paid)	3,834,578,000	4,463,085,000
+ (-) Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	10,476,203,000	856,947,000
Cash flows from (used in) investing activities
+ Cash flows from losing control of subsidiaries or other businesses	(63,082,000)	0
- Cash flows used in obtaining control of subsidiaries or other businesses	179,590,000	0
+ Other cash receipts from sales of equity or debt instruments of other entities	0	0
- Other cash payments to acquire equity or debt instruments of other entities	0	0
+ Other cash receipts from sales of interests in joint ventures	0	0
- Other cash payments to acquire interests in joint ventures	0	0
+ Proceeds from sales of property, plant and equipment	250,398,000	161,542,000
- Purchase of property, plant and equipment	4,552,915,000	4,279,827,000
+ Proceeds from sales of intangible assets	0	0
- Purchase of intangible assets	199,971,000	477,957,000
+ Proceeds from sales of other long-term assets	0	0

21 of 96

Concept	Accumulated Current Year 2020-01-01 - 2020-03-31	Accumulated Previous Year 2019-01-01 - 2019-03-31
- Purchase of other long-term assets	0	0
+ Proceeds from government grants	0	0
- Cash advances and loans made to other parties	0	0
+ Cash receipts from repayment of advances and loans made to other parties	0	0
- Cash payments for futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Cash receipts from futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Dividends received	0	0
- Interest paid	0	0
+ Interest received	0	0
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	626,396,000	(8,000)
Net cash flows from (used in) investing activities	(4,118,764,000)	(4,596,250,000)
Cash flows from (used in) financing activities
+ Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
- Payments from changes in ownership interests in subsidiaries that do not result in loss of control	1,330,001,000	1,294,375,000
+ Proceeds from issuing shares	0	0
+ Proceeds from issuing other equity instruments	0	0
- Payments to acquire or redeem entity's shares	195,597,000	0
- Payments of other equity instruments	0	0
+ Proceeds from borrowings	14,770,594,000	0
- Repayments of borrowings	60,522,000	76,872,000
- Payments of finance lease liabilities	105,872,000	114,746,000
- Payments of lease liabilities	232,987,000	210,932,000
+ Proceeds from government grants	0	0
- Dividends paid	0	0
- Interest paid	2,144,314,000	1,467,990,000
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	50,934,000	(1,585,479,000)
Net cash flows from (used in) financing activities	10,752,235,000	(4,750,394,000)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	17,109,674,000	(8,489,697,000)
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	378,598,000	(15,580,000)
Net increase (decrease) in cash and cash equivalents	17,488,272,000	(8,505,277,000)
Cash and cash equivalents at beginning of period	27,451,997,000	32,068,291,000
Cash and cash equivalents at end of period	44,940,269,000	23,563,014,000

22 of 96

[610000] Statement of changes in equity - Accumulated Current

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,907,765,000	15,889,819,000	14,018,847,000	82,431,278,000	0	1,280,541,000	(381,753,000)	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	(9,651,898,000)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	1,530,501,000	259,345,000	0	0
Total comprehensive income	0	0	0	(9,651,898,000)	0	1,530,501,000	259,345,000	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	195,597,000	203,756,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	195,597,000	(9,448,142,000)	0	1,530,501,000	259,345,000	0	0
Equity at end of period	4,907,765,000	15,889,819,000	14,214,444,000	72,983,136,000	0	2,811,042,000	(122,408,000)	0	0

23 of 96

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	1,202,689,000	0	0	(705,611,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(16,606,001,000)	0	0	0	0	0	0
Total comprehensive income	0	0	(16,606,001,000)	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(16,606,001,000)	0	0	0	0	0	0
Equity at end of period	0	0	(15,403,312,000)	0	0	(705,611,000)	0	0	0

24 of 96

	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	(75,415,000)	1,320,451,000	90,530,466,000	14,873,767,000	105,404,233,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	(9,651,898,000)	748,260,000	(8,903,638,000)
Other comprehensive income	0	0	0	(11,449,000)	(14,827,604,000)	(14,827,604,000)	249,261,000	(14,578,343,000)
Total comprehensive income	0	0	0	(11,449,000)	(14,827,604,000)	(24,479,502,000)	997,521,000	(23,481,981,000)
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	8,159,000	0	8,159,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	(11,449,000)	(14,827,604,000)	(24,471,343,000)	997,521,000	(23,473,822,000)
Equity at end of period	0	0	0	(86,864,000)	(13,507,153,000)	66,059,123,000	15,871,288,000	81,930,411,000

25 of 96

[610000] Statement of changes in equity - Accumulated Previous

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,907,765,000	15,889,819,000	14,219,060,000	78,510,909,000	0	1,461,495,000	683,585,000	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	541,718,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(57,060,000)	(347,592,000)	0	0
Total comprehensive income	0	0	0	541,718,000	0	(57,060,000)	(347,592,000)	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	(36,647,000)	275,213,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(36,647,000)	816,931,000	0	(57,060,000)	(347,592,000)	0	0
Equity at end of period	4,907,765,000	15,889,819,000	14,182,413,000	79,327,840,000	0	1,404,435,000	335,993,000	0	0

26 of 96

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	2,654,866,000	0	0	(533,203,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	99,942,000	0	0	0	0	0	0
Total comprehensive income	0	0	99,942,000	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	99,942,000	0	0	0	0	0	0
Equity at end of period	0	0	2,754,808,000	0	0	(533,203,000)	0	0	0

27 of 96

	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	160,744,000	4,427,487,000	89,516,920,000	15,013,771,000	104,530,691,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	541,718,000	316,422,000	858,140,000
Other comprehensive income	0	0	0	(56,045,000)	(360,755,000)	(360,755,000)	(1,518,000)	(362,273,000)
Total comprehensive income	0	0	0	(56,045,000)	(360,755,000)	180,963,000	314,904,000	495,867,000
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	1,573,622,000	1,573,622,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	311,860,000	0	311,860,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	(56,045,000)	(360,755,000)	492,823,000	(1,258,718,000)	(765,895,000)
Equity at end of period	0	0	0	104,699,000	4,066,732,000	90,009,743,000	13,755,053,000	103,764,796,000

28 of 96

[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2020-03-31	Close Previous Exercise 2019-12-31
Informative data of the Statement of Financial Position
Capital stock (nominal)	2,459,154,000	2,459,154,000
Restatement of capital stock	2,448,611,000	2,448,611,000
Plan assets for pensions and seniority premiums	1,275,624,000	1,369,379,000
Number of executives	71	73
Number of employees	42,959	42,875
Number of workers	0	0
Outstanding shares	330,060,698,877	337,244,259,846
Repurchased shares	27,246,572,925	20,063,011,956
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

29 of 96

[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2020-01-01 - 2020-03-31	Accumulated Previous Year 2019-01-01 - 2019-03-31
Informative data of the Income Statement
Operating depreciation and amortization	5,151,503,000	5,215,951,000

30 of 96

[700003] Informative data - Income statement for 12 months

Concept	Current Year 2019-04-01 - 2020-03-31	Previous Year 2018-04-01 - 2019-03-31
Informative data - Income Statement for 12 months
Revenue	101,590,724,000	101,865,575,000
Profit (loss) from operating activities	16,961,290,000	20,098,766,000
Profit (loss)	(3,654,965,000)	7,478,510,000
Profit (loss), attributable to owners of parent	(5,567,477,000)	5,873,574,000
Operating depreciation and amortization	20,944,348,000	20,249,352,000

31 of 96

[800001] Breakdown of credits

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
BANORTE1	NO	2015-05-15	2022-04-30	TIIE+1.0	181,493,000	60,498,000	242,287,000	549,322,000
BANCO SANTANDER 2	NO	2015-03-12	2020-07-07	TIIE+1.25	249,990,000
HSBC 3	NO	2016-03-08	2023-03-08	7.13			625,000,000	1,250,000,000	625,000,000
SCOTIABANK INVERLAT 4	NO	2016-03-08	2023-03-08	7			1,125,000,000	1,500,000,000	375,000,000
BANCO SANTANDER 5	NO	2017-11-23	2022-10-21	TIIE+1.25				1,495,200,000
HSBC6	NO	2017-11-23	2022-11-22	TIIE+1.30				1,993,695,000
SCOTIABANK INVERLAT7	NO	2017-12-07	2023-02-03	TIIE+1.30					2,491,532,000
SINDICATED LOAN 8	NO	2019-06-05	2024-06-24	TIIE+1.05						9,910,348,000
REVOLVING CREDIT FACILITY9	YES	2018-03-26	2022-03-24	TIIE+.87 o 1.125			14,715,578,000
TOTAL					431,483,000	60,498,000	16,707,865,000	6,788,217,000	3,491,532,000	9,910,348,000	0	0	0	0	0	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					431,483,000	60,498,000	16,707,865,000	6,788,217,000	3,491,532,000	9,910,348,000	0	0	0	0	0	0
Stock market
Listed on stock exchange - unsecured
SENIOR NOTES 1	YES	2007-05-09	2037-05-11	8.93						4,487,553,000
SENIOR NOTES 3	YES	2013-05-14	2043-05-14	7.62						6,445,132,000
NOTES 4	NO	2017-10-09	2027-10-09	8.79						4,482,109,000
SENIOR NOTES 5	YES	2005-03-18	2025-03-18	6.97												14,126,973,000
SENIOR NOTES 6	YES	2002-03-11	2032-03-11	8.94												7,138,066,000
SENIOR NOTES 7	YES	2009-11-23	2040-01-15	6.97												14,193,259,000
SENIOR NOTES 8	YES	2014-05-13	2045-05-13	5.26												23,438,548,000
SENIOR NOTES 9	YES	2015-11-24	2026-01-30	4.86												7,131,110,000
SENIOR NOTES 10	YES	2015-11-24	2046-01-31	6.44												21,354,905,000
SENIOR NOTES 11	YES	2019-05-21	2049-05-24	5.52												17,596,175,000
TOTAL					0	0	0	0	0	15,414,794,000	0	0	0	0	0	104,979,036,000
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					0	0	0	0	0	15,414,794,000	0	0	0	0	0	[5] 104,979,036,000
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost

32 of 96

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Suppliers
Suppliers
SUPPLIERS 1	NO	2020-03-31	2021-03-31			16,563,172,000						4,807,638,000
TRANSMISSION RIGHTS 2	NO	2012-05-07	2026-12-29			391,918,000	425,844,000	111,306,000	0	117,607,000		2,579,167,000	1,145,187,000	354,193,000	215,010,000	240,175,000
TOTAL					0	16,955,090,000	425,844,000	111,306,000	0	117,607,000	0	7,386,805,000	1,145,187,000	354,193,000	215,010,000	240,175,000
Total suppliers
TOTAL					0	16,955,090,000	425,844,000	111,306,000	0	117,607,000	0	7,386,805,000	1,145,187,000	354,193,000	215,010,000	240,175,000
Other current and non-current liabilities
Other current and non-current liabilities
DERIVATIVE FINANCIAL INSTRUMENTS						0	96,682,000	278,595,000	275,800,000
TOTAL					0	0	96,682,000	278,595,000	275,800,000	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL					0	0	96,682,000	278,595,000	275,800,000	0	0	0	0	0	0	0
Total credits
TOTAL					431,483,000	17,015,588,000	17,230,391,000	7,178,118,000	3,767,332,000	25,442,749,000	0	7,386,805,000	1,145,187,000	354,193,000	215,010,000	105,219,211,000

33 of 96

[800003] Annex - Monetary foreign currency position

	Currencies
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	1,206,092,000	28,782,421,000	43,691,000	1,042,651,000	29,825,072,000
Non-current monetary assets	0	0	0	0	0
Total monetary assets	1,206,092,000	28,782,421,000	43,691,000	1,042,651,000	29,825,072,000
Liabilities position
Current liabilities	484,391,000	11,559,603,000	13,207,000	315,173,000	11,874,776,000
Non-current liabilities	4,763,984,000	113,688,664,000	0	0	113,688,664,000
Total liabilities	5,248,375,000	125,248,267,000	13,207,000	315,173,000	125,563,440,000
Net monetary assets (liabilities)	(4,042,283,000)	(96,465,846,000)	30,484,000	727,478,000	[6] (95,738,368,000)

34 of 96

[800005] Annex - Distribution of income by product

	Income type
	National income	Export income	Income of subsidiaries abroad	Total income
CONTENT:
CONTENT:	0	0	0	0
TELEVISA
CONTENT - ADVERTINSING	2,577,718,000	57,390,000	0	2,635,108,000
CONTENT – NETWORK SUBSCRIPTION REVENUE	1,031,673,000	300,444,000	0	1,332,117,000
CONTENT -- LICENSING AND SYNDICATION	439,476,000	2,320,911,000	0	2,760,387,000
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
SKY, VETV, BLUE TO GO, BLUE TELECOMM
SKY - DTH BROADCAST SATELLITE TV	4,755,195,000	0	354,074,000	5,109,269,000
SKY - PAY PER VIEW	14,845,000	0	5,550,000	20,395,000
SKY - ADVERTISING	275,667,000	0	0	275,667,000
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
CABLEVISIÓN, CABLEMÁS, TVI, CABLECOM, IZZI, TELECABLE
CABLE - DIGITAL TV SERVICE	4,223,353,000	0	0	4,223,353,000
CABLE - BROADBAND SERVICES	3,787,610,000	0	0	3,787,610,000
CABLE - SERVICE INSTALLATION	115,863,000	0	0	115,863,000
CABLE - ADVERTISING	392,064,000	0	0	392,064,000
CABLE - TELEPHONY	1,046,477,000	0	0	1,046,477,000
CABLE - OTHER INCOME	65,165,000	0	0	65,165,000
BESTEL, METRORED
CABLE - ENTERPRISE OPERATIONS	1,121,568,000	0	72,567,000	1,194,135,000
OTHER BUSINESSES:
OTHER BUSINESSES:	0	0	0	0
TV Y NOVELAS, MUY INTERESANTE JUNIOR, VANIDADES, COCINA FACIL, NATIONAL GEOGRAPHIC, MUY INTERESANTE, COSMOPOLITAN,TÚ
PUBLISHING - MAGAZINE CIRCULATION	83,744,000	0	942,000	84,686,000
PUBLISHING - ADVERTISING	36,586,000	0	0	36,586,000
PUBLISHING - OTHER INCOME	139,000	0	0	139,000
VIDEOCINE, PANTELION
DISTRIBUTION, RENTALS AND SALE OF MOVIE RIGHTS	302,227,000	0	0	302,227,000
CLUB DE FÚTBOL AMÉRICA, ESTADIO AZTECA
SPECIAL EVENTS AND SHOW PROMOTION	505,449,000	81,145,000	0	586,594,000
PLAY CITY
GAMING	669,740,000	0	0	669,740,000
TELEVISA RADIO
RADIO - ADVERTISING	147,522,000	0	0	147,522,000
SELECCIONES,ALGARABIA, VOGUE MEXICO,CARTOON NETWORK, GUÍA DE BIENESTAR SELECCIONES, RELATOS E HISTORIAS DE MEXICO
PUBLISHING DISTRIBUTION	76,484,000	0	0	76,484,000
INTERSEGMENT ELIMINATIONS
INTERSEGMENT ELIMINATIONS	(1,632,800,000)	0	0	(1,632,800,000)
TOTAL	20,035,765,000	2,759,890,000	433,133,000	23,228,788,000

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[800007] Annex - Financial derivative instruments

Management discussion about the policy uses of financial derivative instruments, explaining if these policies are allowed just for coverage or for other uses like trading

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION
i. Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.
In accordance with the policies and procedures implemented by the Vice President of Finance and Risk and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the first quarter of 2020, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), certain financial derivative transactions originally intended to serve as a hedge and in effect as of March 31, 2020, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.
General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.
The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

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The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.
Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.
Financial derivative transactions are reported from time to time to the Audit Committee.
The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and in some instances, using the form agreement ISDAmex. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.
In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.
As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.
In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:
1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.
The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.
During the quarter from January to March 2020, there were no defaults or margin calls under the aforementioned financial derivative transactions.
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The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.
The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.
The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.
As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.
Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques

ii. General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.
In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.
The Company performs its valuations without the participation of any independent third party.

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The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

Management discussion about internal and external sources of liquidity that could be used for attending requirements related to financial derivative instruments

iii. Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports

iv. Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.
Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.
Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.
As of the date hereof, no circumstance or event of a financial derivative transaction, resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

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Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
1.
During the relevant quarter, forwards through which the Company hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $205,900,000.00 (Two hundred five million nine hundred thousand U.S. Dollars 00/100), expired. As a result of this hedge, a profit of MXN $ 11,740,200.00 (Eleven million seven hundred and forty thousand two hundred Mexican pesos 00/100) was incurred in the quarter.

2.
During the relevant quarter, forwards through which Televisión Internacional, S.A. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $22,500,000.00 (Twenty two million five hundred thousand U.S. Dollars 00/100), expired. As a result of this hedge, a profit of MXN $13,303,500.00 (Thirteen million three hundred three thousand five hundred Mexican pesos 00/100) was incurred in the quarter.

3.
During the relevant quarter, forwards through which Empresas Cablevisión, S.A.B. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $25,000,000.00 (Twenty five million U.S. Dollars 00/100), expired. As a result of this hedge, a profit of MXN $15,916,750.00 (Fifteen million nine hundred sixteen thousand seven hundred fifty Mexican pesos 00/100) was incurred in the quarter.

4.
During the relevant quarter, forwards through which Corporación Novavisión, S. de R.L. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $33,000,000.00 (Thirty three million U.S. Dollars 00/100), expired. As a result of this hedge, a profit of MXN $3,840,375.00 (Three million eight hundred forty thousand three hundred and seventy five Mexican pesos 00/100) was incurred in the quarter.

   During the relevant quarter there were no defaults or margin calls under financial derivative transactions.

Quantitative information for disclosure

v. Quantitative Information. Attached hereto as “Table 1” is a summary of the financial derivative instruments purchased by Grupo Televisa, S.A.B, Empresas Cablevisión S.A.B. de C.V., Televisión Internacional, S.A. de C.V., and Corporación Novavisión S. de R.L. de C.V. whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS
Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.
In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

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TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
March 31, 2020
(In thousands of Mexican pesos and/or U.S. dollars, as indicated)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (5)	Previous Quarter (6)	Current Quarter Dr (Cr) (5)	Previous Quarter Dr (Cr) (6)	Maturing per Year
Interest Rate Swap (1)	Hedging	Ps.2,000,000	TIIE 28 days / 7.3275%	TIIE 28 days / 7.3275%	(73,379)	(38,543)	Monthly interest 2020-2022	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.1,500,000	TIIE 28 days / 7.3500%	TIIE 28 days / 7.3500%	(57,005)	(30,702)	Monthly interest 2020-2022	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.2,500,000	TIIE 28 days / 7.7485%	TIIE 28 days / 7.7485%	(127,966)	(83,122)	Monthly interest 2020-2023	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.6,000,000	TIIE 28 days / 7.3873%	TIIE 28 days / 7.3873%	(275,800)	(185,205)	Monthly interest 2020-2024	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.14,770,694	TIIE 28 days / 6.0738%	-	(96,682)	-	Monthly interest 2020-2022	Does not exist (7)
Forward (1)	Hedging	U.S.$131,688 / Ps.2,608,568	U.S.$131,688 / Ps.2,608,568	U.S.$218,688 / Ps.4,357,473	534,424	(144,466)	Semi-annual interest 2020	Does not exist (7)
Forward (1)	Hedging	U.S.$242,650 / Ps.4,816,658	U.S.$242,650 / Ps.4,816,658	U.S.$361,550 / Ps.7,227,307	976,859	(242,777)	2020	Does not exist (7)
Interest Rate Swap (2)	Hedging	Ps.398,500	TIIE 28 days / 5.508%	TIIE 28 days / 5.508%	755	4,592	Monthly Interest 2020-2022	Does not exist (7)
Interest Rate Swap (2)	Hedging	Ps.886,260	TIIE 28 days / 7.2663%	TIIE 28 days / 7.2663%	(20,245)	(8,943)	Monthly Interest 2020-2022	Does not exist (7)
Forward (2)	Hedging	U.S.$43,500 / Ps.864,301	U.S.$43,500 / Ps.864,301	U.S.$66,000 / Ps.1,320,621	171,406	(45,968)	2020	Does not exist (7)
Forward (3)	Hedging	U.S.$48,000 / Ps.953,400	U.S.$48,000 / Ps.953,400	U.S.$73,000 / Ps.1,460,354	195,955	(48,474)	2020	Does not exist (7)
Forward (4)	Hedging	U.S.$94,850 / Ps.1,888,514	U.S.$94,850 / Ps.1,888,514	U.S.$127,850 / Ps.2,557,012	378,682	(87,090)	2020	Does not exist (7)
				Total	1,607,004	(910,698)

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(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Televisión Internacional, S.A. de C.V.
(3)	Acquired by Empresas Cablevisión, S.A.B. de C.V.
(4)	Acquired by Corporación Novavisión S. de R.L. de C.V.
(5)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of March 31, 2020, is as follows:

	Other financial assets	Ps.	2,257,642
	Other non-current financial assets		439
	Other non-current financial liabilities		(651,077)
		Ps.	1,607,004

(6)	Information as of December 31, 2019.
(7)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

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[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2020-03-31	Close Previous Exercise 2019-12-31
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	98,275,000	93,445,000
Balances with banks	2,038,363,000	1,664,816,000
Total cash	2,136,638,000	1,758,261,000
Cash equivalents
Short-term deposits, classified as cash equivalents	42,803,631,000	25,693,736,000
Short-term investments, classified as cash equivalents	0	0
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	42,803,631,000	25,693,736,000
Other cash and cash equivalents	0	0
Total cash and cash equivalents	44,940,269,000	27,451,997,000
Trade and other current receivables
Current trade receivables	20,749,132,000	14,486,184,000
Current receivables due from related parties	816,889,000	814,427,000
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	3,297,614,000	2,130,521,000
Total current prepayments	3,297,614,000	2,130,521,000
Current receivables from taxes other than income tax	7,493,071,000	6,527,449,000
Current value added tax receivables	6,391,310,000	6,406,301,000
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	2,044,000,000	1,532,579,000
Total trade and other current receivables	34,400,706,000	25,491,160,000
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	1,115,667,000	1,151,421,000
Total current inventories	1,115,667,000	1,151,421,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	2,427,439,000	2,369,665,000
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	2,427,439,000	2,369,665,000
Trade and other non-current receivables
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0

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Concept	Close Current Quarter 2020-03-31	Close Previous Exercise 2019-12-31
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	0	0
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	758,245,000	763,639,000
Investments in associates	5,136,376,000	8,304,823,000
Total investments in subsidiaries, joint ventures and associates	5,894,621,000	9,068,462,000
Property, plant and equipment
Land and buildings
Land	4,895,572,000	4,891,094,000
Buildings	4,499,241,000	4,546,036,000
Total land and buildings	9,394,813,000	9,437,130,000
Machinery	53,970,547,000	54,987,042,000
Vehicles
Ships	0	0
Aircraft	518,930,000	521,241,000
Motor vehicles	685,101,000	674,077,000
Total vehicles	1,204,031,000	1,195,318,000
Fixtures and fittings	540,217,000	554,786,000
Office equipment	2,101,192,000	2,316,042,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	15,034,035,000	13,714,368,000
Construction prepayments	0	0
Other property, plant and equipment	1,084,658,000	1,124,546,000
Total property, plant and equipment	83,329,493,000	83,329,232,000
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	392,135,000	403,954,000
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	3,953,896,000	4,015,219,000
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	24,573,429,000	24,796,155,000
Total intangible assets other than goodwill	28,919,460,000	29,215,328,000
Goodwill	14,113,626,000	14,113,626,000
Total intangible assets and goodwill	43,033,086,000	43,328,954,000
Trade and other current payables
Current trade payables	24,341,895,000	20,909,655,000
Current payables to related parties	415,468,000	644,251,000

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Concept	Close Current Quarter 2020-03-31	Close Previous Exercise 2019-12-31
Accruals and deferred income classified as current
Deferred income classified as current	12,299,319,000	5,779,758,000
Rent deferred income classified as current	0	0
Accruals classified as current	3,247,823,000	3,112,279,000
Short-term employee benefits accruals	873,564,000	911,935,000
Total accruals and deferred income classified as current	15,547,142,000	8,892,037,000
Current payables on social security and taxes other than income tax	3,840,826,000	3,074,732,000
Current value added tax payables	3,057,560,000	2,223,598,000
Current retention payables	589,987,000	373,273,000
Other current payables	0	0
Total trade and other current payables	44,735,318,000	33,893,948,000
Other current financial liabilities
Bank loans current	491,981,000	491,951,000
Stock market loans current	0	0
Other current liabilities at cost	0	1,324,063,000
Other current liabilities at no cost	0	568,775,000
Other current financial liabilities	2,206,937,000	1,943,863,000
Total Other current financial liabilities	2,698,918,000	4,328,652,000
Trade and other non-current payables
Non-current trade payables	2,609,322,000	2,459,157,000
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	2,609,322,000	2,459,157,000
Other non-current financial liabilities
Bank loans non-current	36,897,962,000	22,235,924,000
Stock market loans non-current	120,393,830,000	98,208,820,000
Other non-current liabilities at cost	0	0
Other non-current liabilities at no cost	651,077,000	346,515,000
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	157,942,869,000	120,791,259,000
Other provisions
Other non-current provisions	933,474,000	917,483,000
Other current provisions	2,732,000	2,423,000
Total other provisions	936,206,000	919,906,000
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	2,811,042,000	1,280,541,000
Reserve of cash flow hedges	(122,408,000)	(381,753,000)
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	(15,403,312,000)	1,202,689,000
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0

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Concept	Close Current Quarter 2020-03-31	Close Previous Exercise 2019-12-31
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(705,611,000)	(705,611,000)
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	(86,864,000)	(75,415,000)
Total other reserves	(13,507,153,000)	1,320,451,000
Net assets (liabilities)
Assets	309,463,018,000	290,343,800,000
Liabilities	227,532,607,000	184,939,567,000
Net assets (liabilities)	81,930,411,000	105,404,233,000
Net current assets (liabilities)
Current assets	96,146,947,000	68,124,902,000
Current liabilities	51,256,806,000	42,385,850,000
Net current assets (liabilities)	44,890,141,000	25,739,052,000

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[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2020-01-01 - 2020-03-31	Accumulated Previous Year 2019-01-01 - 2019-03-31
Analysis of income and expense
Revenue
Revenue from rendering of services	16,889,069,000	17,443,178,000
Revenue from sale of goods	218,011,000	230,969,000
Interest income	0	0
Royalty income	2,498,066,000	2,120,680,000
Dividend income	0	0
Rental income	3,623,642,000	3,600,418,000
Revenue from construction contracts	0	0
Other revenue	0	0
Total revenue	23,228,788,000	23,395,245,000
Finance income
Interest income	223,850,000	296,483,000
Net gain on foreign exchange	0	138,962,000
Gains on change in fair value of derivatives	2,198,144,000	0
Gain on change in fair value of financial instruments	0	0
Other finance income	0	0
Total finance income	2,421,994,000	435,445,000
Finance costs
Interest expense	2,528,229,000	2,406,726,000
Net loss on foreign exchange	8,601,364,000	0
Losses on change in fair value of derivatives	0	302,809,000
Loss on change in fair value of financial instruments	0	0
Other finance cost	0	0
Total finance costs	11,129,593,000	2,709,535,000
Tax income (expense)
Current tax	2,186,874,000	1,261,269,000
Deferred tax	(3,912,718,000)	(757,282,000)
Total tax income (expense)	(1,725,844,000)	503,987,000

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[800500] Notes - List of notes

Disclosure of notes and other explanatory information

See Notes 1 y 2 of the Disclosure of interim financial reporting.

Disclosure of general information about financial statements

Corporate Information
Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies
The interim condensed consolidated financial statements of the Group, as of March 31, 2020 and December 31, 2019, and for the trhee months ended Marzo 31, 2020 and 2019, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2019 and 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of March 31, 2020. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2020 did not have a significant impact in these interim un audited condensed consolidated financial statements.

Disclosure of significant accounting policies

2.	Accounting Policies
The principal accounting policies followed by the Group and used in the preparation of its annual consolidated financial statements as of December 31, 2019, and where applicable, of its interim condensed consolidated financial statements, are summarized below. These accounting policies should be read in conjunction with the audited consolidated financial statements of the Group for the years ended December 31, 2019 and 2018, once they have been submitted to the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” and the U.S. Securities and Exchange Commission, respectively
(a) Basis of Presentation
The consolidated financial statements of the Group as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”), as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.
The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of temporary investments, derivative financial instruments, financial assets, equity financial instruments, plan assets of post-employment benefits and share-based payments, as described below.

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The preparation of consolidated financial statements in conformity with IFRS Standards, requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.
These consolidated financial statements were authorized for issuance on April 13, 2020, by the Group’s Principal Financial Officer.
(b) Consolidation
The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.
Subsidiaries
Subsidiaries are all entities over which the Company has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.
The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.
Acquisition-related costs are expensed as incurred.
Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.
Changes in Ownership Interests in Subsidiaries without Change of Control
Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.
Loss of Control of a Subsidiary
When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.
At December 31, 2019 and 2018, the main direct and indirect subsidiaries of the Company were as follows:

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Subsidiaries	Company’s Ownership Interest (1)	Business Segment (2)
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (4)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (5)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (6)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (7)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (8)	100%	Cable
FTTH de México, S.A. de C.V. (9)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (10)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (11)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries	100%	Content and Other Businesses
Televisa, S.A. de C.V. (“Televisa”) (12)	100%	Content
Televisión Independiente de México, S.A. de C.V. (“TIM”) (12)	100%	Content
G.Televisa-D, S.A. de C.V. (12)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (13)	100%	Content
Ulvik, S.A. de C.V. (14)	100%	Content and Other Businesses
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (15)	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (16)	50%	Held-for-sale operations
(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)	See Note 26 for a description of each of the Group’s business segments.

(3)	Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.

(4)	Some Cablemás subsidiaries are directly owned by CVQ and some other Cablemás subsidiaries are indirectly owned by CVQ.

(5)	Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ.

(6)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(7)	Arretis, S.A.P.I. de C.V.; is a direct subsidiary of CVQ.

(8)	The Telecable subsidiaries are directly owned by CVQ.

(9)	FTTH de México, S. A. de C.V., is an indirect subsidiary of CVQ.

(10)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova.

(11)
Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

(12)	Televisa, TIM and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema.

(13)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are indirect wholly-owned subsidiaries of Grupo Telesistema, through which the Company owns shares of the capital stock of UHI and maintains an investment in warrants that are exercisable for shares of common stock of UHI. As of December 31, 2019 and 2018, Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock and share warrants issued by UHI (see Notes 9, 10 and 20).

(14)	Direct subsidiary through which we conduct certain operations of our Content segment and certain operations of our Other Businesses segments.

(15)	Villacezán is an indirect subsidiary of Grupo Telesistema.

(16)
Radiópolis is a direct subsidiary of the Company through which the Group conducts the operations of its Radio business. The Company controls Radiópolis as it has the right to appoint the majority of the members of the Board of Directors of Radiópolis. The Group has classified the assets and related liabilities of its Radio business as held-for-sale in its consolidated statement of financial position as of December 31, 2019, and its Radio operations as held-for-sale operations in the Group’s segment information for the years ended December 31, 2019, 2018 and 2017. Through the third quarter of 2019, the Radio business was included as part of the Group’s Other Businesses segment (see Notes 3 and 26).

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The Group’s Cable, Sky and Content segments, as well as the Group’s Radio business, which is a held-for-sale operations (see Note 3 and 26), require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).
Renewal of concessions for the Content segment (Broadcasting) and the Radio business require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.
Renewal of concessions for the Sky and Cable segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.
The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.
Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.
The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.
At December 31, 2019, the expiration dates of the Group’s concessions and permits were as follows:
Segments	Expiration Dates
Cable	Various from 2022 to 2048
Sky	Various from 2020 to 2028
Content (broadcasting concessions) (1)	In 2021 and the relevant renewals start in 2022 ending in 2042
Other Businesses:
Gaming	In 2030
Held-for-sale operations:
Radio (2)	Various from 2020 to 2039

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(1)
In November 2018, the IFT approved the renewal of the Group’s broadcasting concessions for all of its television stations in Mexico, for a term of 20 years after the existing expiration date in 2021. In November 2018, the Group paid in cash for such renewal an aggregate amount of Ps.5,754,543, which includes a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Note 13).

(2)
The amounts paid by the Group for renewal of certain Radio concessions in 2017 amounted to an aggregate of Ps.37,848. In addition, IFT granted in 2017 two new concessions to the Group in Ensenada and Puerto Vallarta. The amount paid by the Group for obtaining these concessions amounted to an aggregate of Ps.85,486. The Group recognized the amounts for renewal and obtaining these concessions as intangible assets in its consolidated statement of financial position, and are amortized in a period of 20 years by using the straight-line method (see Note 13).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.
(c) Investments in Associates and Joint Ventures
Associates are those entities over which the Group has significant influence but not control, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition.
The Group’s investments in associates include an equity interest in UHI represented by approximately 10% of the outstanding total shares of UHI as of December 31, 2019 and 2018 (see Notes 9 and 10).
If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.
(d) Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s chief executive officers (“chief operating decision makers”) who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.
(e) Foreign Currency Translation
Functional and Presentation Currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.
Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.
Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

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Translation of Foreign Operations
The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and (c) all resulting translation differences are recognized in other comprehensive income or loss.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.
Assets and liabilities of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are initially converted to Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.
A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of common stock of UHI (hedged item), which amounted to U.S.$433.7 million (Ps.8,189,662) and U.S.$421.2 million (Ps.8,285,286) as of December 31, 2019 and 2018, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).
A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to: (i) its investment in warrants exercisable for common stock of UHI and (ii) its initial investment in Open Ended Fund until March 31, 2018, and its entire investment in Open Ended Fund beginning in the second quarter of 2018 (hedged items), which amounted to Ps.33,775,451 (U.S.$1,788.6 million) and Ps.4,688,202 (U.S.$248.3 million), respectively, as of December 31, 2019, and Ps.34,921,530 (U.S.$1,775.1 million) and Ps.7,662,726 (U.S.$389.5 million), respectively, as of December 31, 2018. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of these investments in warrants and Open Ended Fund designated as hedged items (see Notes 9, 14 and 18).
Beginning on January 1, 2018, the Group adopted the hedge accounting requirements of IFRS 9 Financial Instruments, (“IFRS 9”) for all of its hedging relationships. This IFRS Standard became effective on that date.
(f) Cash and Cash Equivalents and Temporary Investments
Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.
Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of non-current investments in financial instruments. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated statement of income, except securities which are measured at amortized cost.
As of December 31, 2019 and 2018, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 2.20% for U.S. dollar deposits and 8.09% for Mexican peso deposits in 2019, and approximately 1.77% for U.S. dollar deposits and 7.69% for Mexican peso deposits in 2018.
(g) Transmission Rights and Programming
Programming is comprised of programs, literary works, production talent advances and films.
Transmission rights and literary works are valued at the lesser of acquisition cost and net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, and net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production. Transmission rights are recognized from the point of which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments.

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The Group’s policy is to capitalize the production costs of programs which benefit more than one annual period and amortize them over the expected period of future program revenues based on the Company’s historical revenue patterns and usage for similar productions.
Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost. Cost of sales is calculated and recorded for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.
Transmission rights are recognized in income over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.
(h) Inventories
Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realization value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.
(i) Financial Assets
Through December 31, 2017, the Group classified its financial assets in the following categories: loans and receivables, held-to-maturity investments, financial assets at fair value through income or loss (“FVIL”) and available-for-sale financial assets. The classification depended on the purpose for which the financial assets were acquired. Management determined the classification of its financial assets at initial recognition.
Beginning on January 1, 2018, the Group classifies its financial assets in accordance with IFRS 9 which became effective on that date. Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or FVIL, based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.
Financial Assets Measured at Amortized Cost
Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying value recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade notes and accounts receivable”, “other accounts and notes receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).
Financial Assets Measured at FVOCIL
Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9 (see Note 28). In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.
Financial Assets at FVIL
Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.
Impairment of Financial Assets
From January 1, 2018, the Group assesses on a forward looking basis the expected credit losses associated with its financial assets carried at fair value through other comprehensive income or loss. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

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For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see Note 7 for further details.
Offsetting of Financial Instruments
Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.
(j) Property, Plant and Equipment
Property, plant and equipment are recorded at acquisition cost.
Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.
Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:
Estimated Useful Lives
Buildings	20-65 years
Buildings improvements	5-20 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	3-10 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.
Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income.
If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.
(k) Right-of-use assets
Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs.
Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight – line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.
Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

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(l) Intangible Assets and Goodwill
Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:
Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-14 years
Subscriber lists	4-10 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

Trademarks
The Group determines its trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.
In 2015, the Company’s management evaluated trademarks in its Cable segment to determine whether events and circumstances continue to support an indefinite useful life for these intangible assets. As a result of such evaluation, the Company identified certain businesses and locations that began migrating from an acquired trademark to an internally developed trademark between 2015 and 2016, in connection with enhanced service packages offered to current and new subscribers, and estimated that this migration process will take approximately four years. Accordingly, in 2015, the Group changed the useful life assessment from indefinite to finite for acquired trademarks in certain businesses and locations in its Cable segment, and began to amortize on a straight line basis the related carrying value of these trademarks when the migration to the new trademark started using an estimated useful life of four years.
Concessions
The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.
Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-live basis over the fixed term of the related concession
Goodwill
Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.
For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.
Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher between the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.
(m) Impairment of Long-lived Assets
The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 13), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying value of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

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(n) Trade Accounts Payable and Accrued Expenses
Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.
Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.
Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2019 and 2018.
(o) Debt
Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period on which the debt is outstanding using the effective interest method.
Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.
Current portion of long-term debt and interest payable are presented as a single line item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2019 and 2018.
Debt early redemption costs are recognized as finance expense in the consolidated statement of income.
(p) Customer Deposits and Advances
Customer deposits and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms based on rates established by the Group. Such rates vary depending on when the advertisement is made, including the season, hour, day and type of programming.
The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7). In connection with the initial adoption of IFRS 15 Revenues from Contracts with Customers (“IFRS 15”) in the first quarter of 2018 (see Note 2 (s)), customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. Under the guidelines of this standard, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract asset upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non- interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.
(q) Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.
Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

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(r) Equity
The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.
Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.
(s) Revenue Recognition
In connection with the initial adoption of IFRS 15, in the first quarter of 2018, the Company’s management: (i) reviewed significant revenue streams and identified certain effects on revenue recognition in the Group’s Cable and Sky segments, as discussed below; (ii) used the retrospective cumulative effect, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity; and (iii) did not restate the comparative information for the years ended December 31, 2017 and 2016, which was reported under the revenue recognition IFRS Standard in effect in those periods (see Note 28).
Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:
•
Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered. Through December 31, 2017, commissions for obtaining contracts with customers in the Group’s Cable segment were accounted for as they were incurred. Beginning on January 1, 2018, in accordance with IFRS 15, incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

•
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

•
Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided. Through December 31, 2017, commissions for obtaining contracts with customers in the Group’s Sky segment were accounted for as they were incurred. Beginning on January 1, 2018, in accordance with IFRS 15, certain incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

•	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services are rendered.
•	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs are sold and become available for broadcast.
•
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

•	Revenues from publishing distribution are recognized upon distribution of the products.

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•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.
•	Motion picture production and distribution revenues are recognized as the films are exhibited.
•	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win.
In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. For example, the Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.
(t) Interest Income
Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.
(u) Employee Benefits
Pension and Seniority Premium Obligations
Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.
Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post- employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.
Profit Sharing
The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred.
Termination Benefits
Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.
(v) Income Taxes
The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.
Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
(w) Derivative Financial Instruments
The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2019, 2018 and 2017, certain derivative financial instruments qualified for hedge accounting (see Note 15).
(x) Comprehensive Income
Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.
(y) Share-based Payment Agreements
Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan. The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.1,129,644, Ps.1,327,549 and Ps.1,489,884 for the years ended December 31, 2019, 2018 and 2017, respectively, of which Ps.1,108,094, Ps.1,305,999 and Ps.1,468,337 was credited in consolidated stockholders’ equity for those years, respectively (see Note 17).
(z) Leases
Through December 31, 2018:
•
The determination of whether an arrangement was, or contained, a lease was based on the substance of the arrangement and required an assessment of whether the fulfillment of the arrangement was dependent on the use of a specific asset or assets and whether the arrangement conveyed the right to use the asset.

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•
Leases of property, plant and equipment and other assets where the Group held substantially all the risks and rewards of ownership were classified as finance leases. Finance lease assets were capitalized at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the lease asset. The obligations relating to finance leases, net of finance charges in respect of future periods, were recognized as liabilities. The interest element of the finance cost was charged to the consolidated statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases was depreciated over the shorter of the useful life of the asset and the lease term.

•
Leases where a significant portion of the risks and rewards were held by the lessor were classified as operating leases. Rentals were charged to the consolidated statement of income on a straight line basis over the period of the lease.

•	Leasehold improvements were depreciated at the lesser of its useful life or contract term.
In the first quarter of 2019, the Group adopted IFRS 16 Leases (“IFRS 16”), which became effective for annual periods beginning on January 1, 2019 (see Note 28). The Group does not apply this new IFRS Standard to short-term leases and leases for which the underlying asset is of low value, as permitted by the guidelines of IFRS 16.
On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases (“IAS 17”). These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee´s incremental borrowing rate as of January 1, 2019. The average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 4.7% and 10.6% for U.S. dollars leases and Mexican pesos leases, respectively.
(aa) New and Amended IFRS Standards
The Group adopted IFRS 16 in 2019, which became effective on January 1, 2019 (see Notes 2 (k), 2 (z) and 28). The Group adopted IFRS 15 and IFRS 9 in 2018, which became effective on January 1, 2018 (see Notes 2 (i), 2 (t) and 28). Some other amendments and improvements to certain IFRS Standards became effective on January 1, 2019 and 2018, and they did not have any significant impact on the Group’s consolidated financial statements.
Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2020.
New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (2)	Insurance Contracts	January 1, 2021
IFRS Conceptual Framework	Conceptual Framework for Financial Reporting	January 1, 2020
Amendments to IFRS 3 (1)	Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8 (1)	Definition of Material	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7 (2)	Interest Rate Benchmark Reform	January 1, 2020
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2022

(1) This new or amended IFRS Standard is not expected to have a significant impact on the Group’s consolidated financial statements.

(2) This new or amended IFRS Standard is not expected to be applicable to the Group’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued in September 2014 and address and acknowledge inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involved assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.
IFRS 17 Insurance Contracts (“IFRS 17”) was issued in May 2017 and supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. IFRS 17 is effective on January 1, 2021, and earlier application is permitted.

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Conceptual Framework for Financial Reporting (“Conceptual Framework”) was issued in March 2018, replacing the previous version of the Conceptual Framework issued in 2010. The Conceptual Framework describes the objective of, and the concepts for, general purpose financial reporting. The purpose of the Conceptual Framework is to: (a) assist the IASB to develop IFRS Standards that are based on consistent concepts; (b) assist preparers to develop consistent accounting policies when no Standard applies to a particular transaction or other event, or when a Standard allows a choice of accounting policy; and (c) assist all parties to understand and interpret the IFRS Standards. The Conceptual Framework is not an IFRS Standard. Nothing in the Conceptual Framework overrides any IFRS Standard or any requirement in an IFRS Standard. The revised Conceptual Framework is effective immediately for the IASB and the IFRIC, and has an effective date of January 1, 2020, with earlier application permitted, for companies that use the Conceptual Framework to develop accounting policies when no IFRS Standard applies to a particular transaction.
Amendments to IFRS 3 Definition of a Business was issued in October 2018. The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. Distinguishing between a business and a group of assets is important because an acquirer recognizes goodwill only when acquiring a business. Amendments to IFRS 3 is effective on January 1, 2020, and earlier application is permitted.
Amendments to IAS 1 and IAS 8 Definition of Material was issued in October 2018. The definition of material helps a company determine whether information about an item, transaction or other event should be provided to users of financial statements. However, companies sometimes experienced difficulties using the previous definition of material when making materiality judgements in the preparation of financial statements. Consequently, the IASB issued Definition of Material (Amendments to IAS 1 and IAS 8) in October 2018. Amendments to IAS 1 and IAS 8 is effective on January 1, 2020, and earlier application is permitted.
Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform were issued in September 2019. These amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by interest rate benchmarks such as interbank offered rates. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.
Amendments to IAS 1 Classification of Liabilities as Current or Non-current was issued in January 2020, the amendments clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

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[800600] Notes - List of accounting policies

Disclosure of significant accounting policies

2.	Accounting Policies
The principal accounting policies followed by the Group and used in the preparation of its annual consolidated financial statements as of December 31, 2019, and where applicable, of its interim condensed consolidated financial statements, are summarized below. These accounting policies should be read in conjunction with the audited consolidated financial statements of the Group for the years ended December 31, 2019 and 2018, once they have been submitted to the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” and the U.S. Securities and Exchange Commission, respectively
(a) Basis of Presentation
The consolidated financial statements of the Group as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”), as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.
The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of temporary investments, derivative financial instruments, financial assets, equity financial instruments, plan assets of post-employment benefits and share-based payments, as described below.
The preparation of consolidated financial statements in conformity with IFRS Standards, requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.
These consolidated financial statements were authorized for issuance on April 13, 2020, by the Group’s Principal Financial Officer.
(b) Consolidation
The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.
Subsidiaries
Subsidiaries are all entities over which the Company has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.
The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

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Acquisition-related costs are expensed as incurred.
Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.
Changes in Ownership Interests in Subsidiaries without Change of Control
Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.
Loss of Control of a Subsidiary
When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.
At December 31, 2019 and 2018, the main direct and indirect subsidiaries of the Company were as follows:
Subsidiaries	Company’s Ownership Interest (1)	Business Segment (2)
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (4)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (5)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (6)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (7)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (8)	100%	Cable
FTTH de México, S.A. de C.V. (9)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (10)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (11)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries	100%	Content and Other Businesses
Televisa, S.A. de C.V. (“Televisa”) (12)	100%	Content
Televisión Independiente de México, S.A. de C.V. (“TIM”) (12)	100%	Content
G.Televisa-D, S.A. de C.V. (12)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (13)	100%	Content
Ulvik, S.A. de C.V. (14)	100%	Content and Other Businesses
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (15)	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (16)	50%	Held-for-sale operations

(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)	See Note 26 for a description of each of the Group’s business segments.

(3)	Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.

(4)	Some Cablemás subsidiaries are directly owned by CVQ and some other Cablemás subsidiaries are indirectly owned by CVQ.

(5)	Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ.

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(6)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(7)	Arretis, S.A.P.I. de C.V.; is a direct subsidiary of CVQ.

(8)	The Telecable subsidiaries are directly owned by CVQ.

(9)	FTTH de México, S. A. de C.V., is an indirect subsidiary of CVQ.

(10)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova.

(11)
Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

(12)	Televisa, TIM and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema.

(13)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are indirect wholly-owned subsidiaries of Grupo Telesistema, through which the Company owns shares of the capital stock of UHI and maintains an investment in warrants that are exercisable for shares of common stock of UHI. As of December 31, 2019 and 2018, Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock and share warrants issued by UHI (see Notes 9, 10 and 20).

(14)	Direct subsidiary through which we conduct certain operations of our Content segment and certain operations of our Other Businesses segments.

(15)	Villacezán is an indirect subsidiary of Grupo Telesistema.

(16)
Radiópolis is a direct subsidiary of the Company through which the Group conducts the operations of its Radio business. The Company controls Radiópolis as it has the right to appoint the majority of the members of the Board of Directors of Radiópolis. The Group has classified the assets and related liabilities of its Radio business as held-for-sale in its consolidated statement of financial position as of December 31, 2019, and its Radio operations as held-for-sale operations in the Group’s segment information for the years ended December 31, 2019, 2018 and 2017. Through the third quarter of 2019, the Radio business was included as part of the Group’s Other Businesses segment (see Notes 3 and 26).

The Group’s Cable, Sky and Content segments, as well as the Group’s Radio business, which is a held-for-sale operations (see Note 3 and 26), require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

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Renewal of concessions for the Content segment (Broadcasting) and the Radio business require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.
Renewal of concessions for the Sky and Cable segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.
The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.
Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.
The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.
At December 31, 2019, the expiration dates of the Group’s concessions and permits were as follows:
Segments	Expiration Dates
Cable	Various from 2022 to 2048
Sky	Various from 2020 to 2028
Content (broadcasting concessions) (1)	In 2021 and the relevant renewals start in 2022 ending in 2042
Other Businesses:
Gaming	In 2030
Held-for-sale operations:
Radio (2)	Various from 2020 to 2039

(1)
In November 2018, the IFT approved the renewal of the Group’s broadcasting concessions for all of its television stations in Mexico, for a term of 20 years after the existing expiration date in 2021. In November 2018, the Group paid in cash for such renewal an aggregate amount of Ps.5,754,543, which includes a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Note 13).

(2)
The amounts paid by the Group for renewal of certain Radio concessions in 2017 amounted to an aggregate of Ps.37,848. In addition, IFT granted in 2017 two new concessions to the Group in Ensenada and Puerto Vallarta. The amount paid by the Group for obtaining these concessions amounted to an aggregate of Ps.85,486. The Group recognized the amounts for renewal and obtaining these concessions as intangible assets in its consolidated statement of financial position, and are amortized in a period of 20 years by using the straight-line method (see Note 13).

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The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.
(c) Investments in Associates and Joint Ventures
Associates are those entities over which the Group has significant influence but not control, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition.
The Group’s investments in associates include an equity interest in UHI represented by approximately 10% of the outstanding total shares of UHI as of December 31, 2019 and 2018 (see Notes 9 and 10).
If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.
(d) Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s chief executive officers (“chief operating decision makers”) who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.
(e) Foreign Currency Translation
Functional and Presentation Currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.
Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.
Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.
Translation of Foreign Operations
The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and (c) all resulting translation differences are recognized in other comprehensive income or loss.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.
Assets and liabilities of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are initially converted to Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

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A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of common stock of UHI (hedged item), which amounted to U.S.$433.7 million (Ps.8,189,662) and U.S.$421.2 million (Ps.8,285,286) as of December 31, 2019 and 2018, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).
A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to: (i) its investment in warrants exercisable for common stock of UHI and (ii) its initial investment in Open Ended Fund until March 31, 2018, and its entire investment in Open Ended Fund beginning in the second quarter of 2018 (hedged items), which amounted to Ps.33,775,451 (U.S.$1,788.6 million) and Ps.4,688,202 (U.S.$248.3 million), respectively, as of December 31, 2019, and Ps.34,921,530 (U.S.$1,775.1 million) and Ps.7,662,726 (U.S.$389.5 million), respectively, as of December 31, 2018. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of these investments in warrants and Open Ended Fund designated as hedged items (see Notes 9, 14 and 18).
Beginning on January 1, 2018, the Group adopted the hedge accounting requirements of IFRS 9 Financial Instruments, (“IFRS 9”) for all of its hedging relationships. This IFRS Standard became effective on that date.
(f) Cash and Cash Equivalents and Temporary Investments
Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.
Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of non-current investments in financial instruments. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated statement of income, except securities which are measured at amortized cost.
As of December 31, 2019 and 2018, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 2.20% for U.S. dollar deposits and 8.09% for Mexican peso deposits in 2019, and approximately 1.77% for U.S. dollar deposits and 7.69% for Mexican peso deposits in 2018.
(g) Transmission Rights and Programming
Programming is comprised of programs, literary works, production talent advances and films.
Transmission rights and literary works are valued at the lesser of acquisition cost and net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, and net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production. Transmission rights are recognized from the point of which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments.
The Group’s policy is to capitalize the production costs of programs which benefit more than one annual period and amortize them over the expected period of future program revenues based on the Company’s historical revenue patterns and usage for similar productions.
Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost. Cost of sales is calculated and recorded for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.

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Transmission rights are recognized in income over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.
(h) Inventories
Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realization value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.
(i) Financial Assets
Through December 31, 2017, the Group classified its financial assets in the following categories: loans and receivables, held-to-maturity investments, financial assets at fair value through income or loss (“FVIL”) and available-for-sale financial assets. The classification depended on the purpose for which the financial assets were acquired. Management determined the classification of its financial assets at initial recognition.
Beginning on January 1, 2018, the Group classifies its financial assets in accordance with IFRS 9 which became effective on that date. Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or FVIL, based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.
Financial Assets Measured at Amortized Cost
Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying value recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade notes and accounts receivable”, “other accounts and notes receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).
Financial Assets Measured at FVOCIL
Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9 (see Note 28). In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.
Financial Assets at FVIL
Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.
Impairment of Financial Assets
From January 1, 2018, the Group assesses on a forward looking basis the expected credit losses associated with its financial assets carried at fair value through other comprehensive income or loss. The impairment methodology applied depends on whether there has been a significant increase in credit risk.
For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see Note 7 for further details.
Offsetting of Financial Instruments
Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

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(j) Property, Plant and Equipment
Property, plant and equipment are recorded at acquisition cost.
Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.
Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:
Estimated Useful Lives
Buildings	20-65 years
Buildings improvements	5-20 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	3-10 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.
Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income.
If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

(k) Right-of-use assets
Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs.
Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight – line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.
Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.
(l) Intangible Assets and Goodwill
Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:
Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-14 years
Subscriber lists	4-10 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

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Trademarks
The Group determines its trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.
In 2015, the Company’s management evaluated trademarks in its Cable segment to determine whether events and circumstances continue to support an indefinite useful life for these intangible assets. As a result of such evaluation, the Company identified certain businesses and locations that began migrating from an acquired trademark to an internally developed trademark between 2015 and 2016, in connection with enhanced service packages offered to current and new subscribers, and estimated that this migration process will take approximately four years. Accordingly, in 2015, the Group changed the useful life assessment from indefinite to finite for acquired trademarks in certain businesses and locations in its Cable segment, and began to amortize on a straight line basis the related carrying value of these trademarks when the migration to the new trademark started using an estimated useful life of four years.
Concessions
The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.
Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-live basis over the fixed term of the related concession
Goodwill
Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.
For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.
Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher between the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.
(m) Impairment of Long-lived Assets
The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 13), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying value of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.
(n) Trade Accounts Payable and Accrued Expenses
Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

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Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.
Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2019 and 2018.
(o) Debt
Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period on which the debt is outstanding using the effective interest method.
Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.
Current portion of long-term debt and interest payable are presented as a single line item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2019 and 2018.
Debt early redemption costs are recognized as finance expense in the consolidated statement of income.
(p) Customer Deposits and Advances
Customer deposits and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms based on rates established by the Group. Such rates vary depending on when the advertisement is made, including the season, hour, day and type of programming.
The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7). In connection with the initial adoption of IFRS 15 Revenues from Contracts with Customers (“IFRS 15”) in the first quarter of 2018 (see Note 2 (s)), customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. Under the guidelines of this standard, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract asset upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non- interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.
(q) Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.
Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.
(r) Equity
The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.
Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

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(s) Revenue Recognition
In connection with the initial adoption of IFRS 15, in the first quarter of 2018, the Company’s management: (i) reviewed significant revenue streams and identified certain effects on revenue recognition in the Group’s Cable and Sky segments, as discussed below; (ii) used the retrospective cumulative effect, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity; and (iii) did not restate the comparative information for the years ended December 31, 2017 and 2016, which was reported under the revenue recognition IFRS Standard in effect in those periods (see Note 28).
Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:
•
Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered. Through December 31, 2017, commissions for obtaining contracts with customers in the Group’s Cable segment were accounted for as they were incurred. Beginning on January 1, 2018, in accordance with IFRS 15, incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

•
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

•
Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided. Through December 31, 2017, commissions for obtaining contracts with customers in the Group’s Sky segment were accounted for as they were incurred. Beginning on January 1, 2018, in accordance with IFRS 15, certain incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

•	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services are rendered.
•	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs are sold and become available for broadcast.
•
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

•	Revenues from publishing distribution are recognized upon distribution of the products.
•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.
•	Motion picture production and distribution revenues are recognized as the films are exhibited.
•	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win.

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In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. For example, the Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.
(t) Interest Income
Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.
(u) Employee Benefits
Pension and Seniority Premium Obligations
Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.
Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post- employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.
Profit Sharing
The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred.
Termination Benefits
Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.
(v) Income Taxes
The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

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Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
(w) Derivative Financial Instruments
The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2019, 2018 and 2017, certain derivative financial instruments qualified for hedge accounting (see Note 15).
(x) Comprehensive Income
Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.
(y) Share-based Payment Agreements
Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan. The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.1,129,644, Ps.1,327,549 and Ps.1,489,884 for the years ended December 31, 2019, 2018 and 2017, respectively, of which Ps.1,108,094, Ps.1,305,999 and Ps.1,468,337 was credited in consolidated stockholders’ equity for those years, respectively (see Note 17).
(z) Leases
Through December 31, 2018:
•
The determination of whether an arrangement was, or contained, a lease was based on the substance of the arrangement and required an assessment of whether the fulfillment of the arrangement was dependent on the use of a specific asset or assets and whether the arrangement conveyed the right to use the asset.

•
Leases of property, plant and equipment and other assets where the Group held substantially all the risks and rewards of ownership were classified as finance leases. Finance lease assets were capitalized at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the lease asset. The obligations relating to finance leases, net of finance charges in respect of future periods, were recognized as liabilities. The interest element of the finance cost was charged to the consolidated statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases was depreciated over the shorter of the useful life of the asset and the lease term.

•
Leases where a significant portion of the risks and rewards were held by the lessor were classified as operating leases. Rentals were charged to the consolidated statement of income on a straight line basis over the period of the lease.

•	Leasehold improvements were depreciated at the lesser of its useful life or contract term.

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In the first quarter of 2019, the Group adopted IFRS 16 Leases (“IFRS 16”), which became effective for annual periods beginning on January 1, 2019 (see Note 28). The Group does not apply this new IFRS Standard to short-term leases and leases for which the underlying asset is of low value, as permitted by the guidelines of IFRS 16.
On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases (“IAS 17”). These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee´s incremental borrowing rate as of January 1, 2019. The average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 4.7% and 10.6% for U.S. dollars leases and Mexican pesos leases, respectively.
(aa) New and Amended IFRS Standards
The Group adopted IFRS 16 in 2019, which became effective on January 1, 2019 (see Notes 2 (k), 2 (z) and 28). The Group adopted IFRS 15 and IFRS 9 in 2018, which became effective on January 1, 2018 (see Notes 2 (i), 2 (t) and 28). Some other amendments and improvements to certain IFRS Standards became effective on January 1, 2019 and 2018, and they did not have any significant impact on the Group’s consolidated financial statements.
Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2020.
New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (2)	Insurance Contracts	January 1, 2021
IFRS Conceptual Framework	Conceptual Framework for Financial Reporting	January 1, 2020
Amendments to IFRS 3 (1)	Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8 (1)	Definition of Material	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7 (2)	Interest Rate Benchmark Reform	January 1, 2020
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2022

(1) This new or amended IFRS Standard is not expected to have a significant impact on the Group’s consolidated financial statements.
(2) This new or amended IFRS Standard is not expected to be applicable to the Group’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued in September 2014 and address and acknowledge inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involved assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.
IFRS 17 Insurance Contracts (“IFRS 17”) was issued in May 2017 and supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. IFRS 17 is effective on January 1, 2021, and earlier application is permitted.
Conceptual Framework for Financial Reporting (“Conceptual Framework”) was issued in March 2018, replacing the previous version of the Conceptual Framework issued in 2010. The Conceptual Framework describes the objective of, and the concepts for, general purpose financial reporting. The purpose of the Conceptual Framework is to: (a) assist the IASB to develop IFRS Standards that are based on consistent concepts; (b) assist preparers to develop consistent accounting policies when no Standard applies to a particular transaction or other event, or when a Standard allows a choice of accounting policy; and (c) assist all parties to understand and interpret the IFRS Standards. The Conceptual Framework is not an IFRS Standard. Nothing in the Conceptual Framework overrides any IFRS Standard or any requirement in an IFRS Standard. The revised Conceptual Framework is effective immediately for the IASB and the IFRIC, and has an effective date of January 1, 2020, with earlier application permitted, for companies that use the Conceptual Framework to develop accounting policies when no IFRS Standard applies to a particular transaction.

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Amendments to IFRS 3 Definition of a Business was issued in October 2018. The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. Distinguishing between a business and a group of assets is important because an acquirer recognizes goodwill only when acquiring a business. Amendments to IFRS 3 is effective on January 1, 2020, and earlier application is permitted.
Amendments to IAS 1 and IAS 8 Definition of Material was issued in October 2018. The definition of material helps a company determine whether information about an item, transaction or other event should be provided to users of financial statements. However, companies sometimes experienced difficulties using the previous definition of material when making materiality judgements in the preparation of financial statements. Consequently, the IASB issued Definition of Material (Amendments to IAS 1 and IAS 8) in October 2018. Amendments to IAS 1 and IAS 8 is effective on January 1, 2020, and earlier application is permitted.
Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform were issued in September 2019. These amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by interest rate benchmarks such as interbank offered rates. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.
Amendments to IAS 1 Classification of Liabilities as Current or Non-current was issued in January 2020, the amendments clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

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[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting

 GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Notes to Interim Unaudited Condensed Consolidated Financial Statements
As of March 31, 2020 and December 31, 2019 and for three months ended March 31, 2020 and 2019
(In thousands of Mexican Pesos, except per CPO, per share and exchange rate amounts, unless otherwise indicated)

1.	Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or “NYSE”, under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico City, Mexico.

Grupo Televisa, S.A.B. together with its subsidiaries (collectively, the “Group”) is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico. The Group distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 25 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, the Group’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), the leading media company serving the Hispanic market. Univision broadcasts the Group’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, the Group has equity and warrants, which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc. or “UHI”, the controlling company of Univision. The Group’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. The Group owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. The Group also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.

2.	Basis of Preparation and Accounting Policies

These interim condensed consolidated financial statements of the Group, as of March 31, 2020 and December 31, 2019 and for three months ended March 31, 2020 and 2019, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

These interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2018 and 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS Standards”) as issued by the International Accounting Standards Board (“IASB”), and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of March 31, 2020.

These interim unaudited condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016. There have been no significant changes in the Corporate Finance Department of the Company or in any risk management policies since the year end. The Group´s audited consolidated financial statements for the years ended December 31, 2019 and 2018, will be posted on the “Reports and Filings” section of the Group´s investor relations website at Televisa www.televisair.com when filed with the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”) and the U.S. Securities and Exchange Commission (“SEC”), respectively.

These interim unaudited condensed consolidated financial statements were authorized for issuance on April 24, 2020, by the Group’s Principal Financial Officer.

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The preparation of interim unaudited condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these interim unaudited condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements for the year ended December 31, 2019.

IFRS Standard that became effective on January 1, 2019

IFRS 16

IFRS 16 Leases (“IFRS 16”) was issued in January 2016 replaced IAS 17 Leases (“IAS 17”), and became effective on January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the former IFRS Standard: lessors continue to classify leases as finance or operating leases.

Beginning in the first quarter of 2019, the Group adopted the guidelines of IFRS 16 by using the retrospective cumulative effect, which consists of recognizing any cumulative adjustment due to the new IFRS Standard at the date of initial adoption in consolidated assets and liabilities. Accordingly, as a lessee, the Group recognized lease liabilities as of January 1, 2019, for leases classified as operating leases through December 31, 2018, and measured these lease liabilities at the present value of the remaining lease payments, discounted using the incremental borrowing rate as of January 1, 2019. The carrying amounts of leases classified as a finance leases through December 31, 2018, became the initial carrying amounts of right-of-use assets and lease liabilities under the guidelines of IFRS 16 beginning on January 1, 2019.

The initial impact of recording lease liabilities, and the corresponding right-of-use assets in accordance with the guidelines of IFRS 16, increased the Group’s consolidated total assets and liabilities as of January 1, 2019, as described below. Also, as a result of the adoption of IFRS 16, the Group recognizes a depreciation of rights-of-use assets for long-term lease agreements, and a finance expense for interest from related lease liabilities, instead of affecting consolidated operating costs and expenses for lease payments made, as they were recognized through December 31, 2018, under the guidelines of the former IFRS Standard.

The Company’s management has concluded the analysis and assessment of any changes to be made in the Group’s accounting policies for long-term lease agreements as a lessee, including the implementation ofcontrols over financial reporting in the different business segments of the Group, in connection with the measurement and disclosures required by IFRS 16.

As a result of the adoption of IFRS 16, the Group recognized as right-of-use assets and lease liabilities in its consolidated statements of financial position as of March 31, 2020 and December 31, 2019, long-term lease agreements that were recognized as operating leases through December 31, 2018, as follows:

Long-term Lease Agreements	March 31, 2020 Assets (Liabilities)		December 31, 2019 Assets (Liabilities)
Right-of-use assets, net	Ps.	4,528,702	Ps.	4,502,590
Lease liabilities [1]		(4,957,564)		(4,641,705)
Net effect	Ps.	(428,862)	Ps.	(139,115)

[1]	Current portion of lease liabilities as of March 31, 2020 and December 31, 2019, amounted to Ps.611,259 and Ps.533,260, respectively.

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Depreciation of right-of-use assets referred to in the table above and charged to income for the three months ended March 31, 2020 and 2019, amounted to Ps.166,283 and Ps.151,215, respectively.

The Group has also classified as right-of-use assets and lease liabilities in its consolidated statements of financial position as of March 31, 2020 and December 31, 2019, property and equipment and obligations under long-term lease agreements that were recognized as finance leases through December 31, 2018, as follows:

Long-term Lease Agreements	March 31, 2020 Assets (Liabilities)		December 31, 2019 Assets (Liabilities)
Right-of-use assets, net	Ps.	2,949,019	Ps.	3,050,462
Lease liabilities [1]		(5,669,949)		(4,721,815)
Net effect	Ps.	(2,720,930)	Ps.	(1,671,353)

[1]	Current portion of lease liabilities as of March 31, 2020 and December 31, 2019, amounted to Ps.860,433 and Ps.724,506, respectively.

Depreciation of right-of-use assets referred to in the table above and charged to income for the three months ended March 31, 2020 and 2019, amounted to Ps.101,557 and Ps.110,697, respectively.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	Applying a single discount rate to a portfolio of leases with reasonably similar characteristics
•	Relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review – there were no onerous contracts as at January 1, 2019
•	Accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases
•	Excluding initial direct cost for the measurement of the right-of-use asset at the date of initial application, and
•	Using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

3.	Assets Held for Sale

In July 2019, the Company announced an agreement with Live Nation Entertainment, Inc. (“Live Nation”), to dispose of its 40% equity interest in Ocesa Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company with operations in Mexico, Central America and Colombia. OCEN is (i) a direct associate of OISE Entretenimiento, S.A. de C.V. (“OISE Entretenimiento”), a wholly-owned subsidiary of the Company; and (ii) a subsidiary of Compañía Interamericana de Entretenimiento, S.A.B. de C.V.(“CIE”). The proposed disposal of OCEN is expected to be completed by the parties in the first half of 2020, through the sale of all of the outstanding shares of OISE Entretenimiento, which net assets are comprised primarily of the 40% equity stake in OCEN. This transaction is subject to customary closing conditions, including regulatory approvals and certain notifications and to the closing of the sale by CIE to Live Nation of a portion of its stake in OCEN. In consideration for the sale of the shares of OISE Entretenimiento, the Company expects to receive cash proceeds in the aggregate amount of Ps.5,206,000. Also, the Group expects to receive a dividend from OCEN on or before the closing of this transaction, in the amount of approximately Ps.350,000, of which a significant part was paid in the second half of 2019. As a result of this proposed transaction, beginning on July 31, 2019, the Group classifies the assets of OISE Entretenimiento, including the carrying value of its investment in OCEN as current assets held for sale in its consolidated statement of financial position. As of March 31, 2020, the carrying value of current assets held for sale in connection with this proposed transaction amounted to Ps.696,178, of which Ps.693,970 are related to the carrying value of the investment in OCEN (see Note 14).

In July 2019, the Company announced a stock purchase agreement with Corporativo Coral, S.A. de C.V. (“Coral”) and Miguel Alemán Magnani as Obligor to dispose of its 50% equity interest in Radiópolis, a direct subsidiary of the Company engaged in the Radio business, for an aggregate amount of Ps.1,248,000. While the sale of the Company’s equity interest in the Radio business has been consummated for legal and tax purposes as of December 31, 2019, this transaction is considered as held for sale for financial reporting purposes, as the voting interest of the Company in Radiópolis continue to be in place until the full payment of the purchase price is made by the acquirer. Accordingly, the Group has classified the assets (Ps.1,731,261) and related liabilities (Ps.414,964) of its Radio business as held for sale in its consolidated statement of financial position as of March 31, 2020, and its Radio operations as held for sale in the segment information of its consolidated statements of income for the years ended December 31, 2019, 2018 and 2017. The Group did not classify its Radio operations as discontinued operations in its consolidated statements of income for the years ended December 31, 2019, 2018 and 2017, as these operations did not represent a separate major line of business for those years, based on a materiality assessment performed by management. In March 2020, the Group entered into an agreement with Coral and its Obligor to complete this transaction by, among other things, the payment of an initial amount in cash of Ps.603,395 in March 2020, and the remaining amount of Ps.644,605 to be paid by June 2020, as well as the payment of a dividend by Radiópolis to the Company by the closing date of this transaction in June 2020, in the amount of approximately Ps.300,000 (see Note 19).

4.	Investments in financial instruments

At March 31, 2020 and December 31, 2019, the Group had the following investments in financial instruments:
	March 31, 2020		December 31, 2019
Equity instruments measured at fair value through other comprehensive income:
Warrants issued by UHI (1)	Ps.	20,746,213	Ps.	33,775,451
Open Ended Fund (2)		4,995,981		4,688,202
Other equity instruments (3)		4,818,245		5,751,001
		30,560,439		44,214,654
Other		230,835		51,245
	Ps.	30,791,274	Ps.	44,265,899

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(1)
Investment in warrants issued by UHI that are exercisable for UHI’s common stock, in whole or in part, at an exercise price of U.S.$0.01 per warrant share. The warrants do not entitle the holder to any voting rights or other rights as a stockholder of UHI. The warrants shall expire and no longer be exercisable after the tenth anniversary of the date of issuance (the “Expiration Date”); provided, however, the Expiration Date shall automatically be extended for nine successive ten-year periods unless the Group provides written notice to UHI of its election not to so extend the Expiration Date. The warrants do not bear interest. As of March 31, 2020 and December 31, 2019, the number of warrants owned by the Group amounted to 4,590,953, which upon their exercise and together with the current investment in shares of UHI, would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in UHI (see Notes 5 and 10). In conjunction with the acquisition of the majority stock of Univision Holdings, Inc. (“UHI”) by a group of investors, which was announced on February 25, 2020, the Company’s management assessed and concluded that this information did not constitute evidence of a condition that existed as of December 31, 2019, and reviewed the assumptions and inputs related to its discounted cash flow model used to determine the fair value of its investment in warrants and shares of UHI s of March 31, 2020. Based on this assessment and review, the Company’s management recognized (i) a decline in the fair value of the Group’s investment in warrants exercisable for shares of UHI as of March 31, 2020, in the amount of Ps.21,937,142, which was accounted for in accumulated other comprehensive income or loss, net of income tax of Ps.6,581,146, in the Group’s consolidated statement of financial position as of March 31, 2020; and (ii) an impairment loss that decreased the carrying value of the Group’s investment in shares of UHI as of March 31, 2020, in the amount of Ps.5,455,356, which was accounted for in share of income or loss of associates and joint ventures in the consolidated statement of income for the three months ended March 31, 2020 (see Note 5 and 10).

(2)
The Group has an investment in an Open Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets, all of which are measured at fair value,  and subtracting all of the fund liabilities and dividing the result by the total number of issued shares. In July and November 2019, the Company redeemed a portion of its investment in Open Ended Fund at the aggregate fair value amount of U.S.$121.6 (Ps.2,301,682) and recognized cash proceeds from this redemption for such aggregate amount.

(3)	Other financial assets include equity instruments (publicly traded instruments) and the fair value is based on quoted market prices.

A roll-forward of financial assets at fair value through other comprehensive income for the three months ended March 31, 2020 and 2019, is presented as follows:

	Warrants Issued by UHI (1)		Open Ended Fund (1)		Other Equity Instruments		Total
At January 1, 2020	Ps.	33,775,451	Ps.	4,688,202	Ps.	5,751,001	Ps.	44,214,654
Change in fair value in other comprehensive income		(13,029,238)		307,779		(932,756)		(13,654,215)
At March 31, 2020	Ps.	20,746,213	Ps.	4,995,981	Ps.	4,818,245	Ps.	30,560,439

	Warrants Issued by UHI (1)		Open Ended Fund (1)		Other Equity Instruments		Other Financial Assets		Total
At January 1, 2019	Ps.	34,921,530	Ps.	7,662,726	Ps.	6,545,625	Ps.	72,612	Ps.	49,202,493
Change in fair value in other comprehensive income		(440,225)		(96,597)		143,329		(555)		(394,048)
At March 31, 2019	Ps.	34,481,305	Ps.	7,566,129	Ps.	6,688,954	Ps.	72,057	Ps.	48,808,445

(1)
The foreign exchange gain for the three months ended March 31, 2020, derived from the hedged warrants issued by UHI and the investment in Open Ended Fund, was hedged by foreign exchange loss from the consolidated statement of income, in the amount of Ps.8,907,914 and Ps.1,160,731. The foreign exchange loss for the three months ended March 31, 2019, derived from the hedged warrants issued by UHI and the investment in Open Ended Fund, was hedged by foreign exchange gain in the consolidated statement of income, in the amount of Ps.440,225 and Ps.96,597, respectively (see Notes 9 and 16).

5.	Investments in Associates and Joint Ventures

At March 31, 2020 and December 31, 2019, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of March 31, 2020	March 31, 2020		December 31, 2019
Associates:
UHI (1)	10.0%	Ps.	5,021,215	Ps.	8,189,662
Other			115,161		115,161
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. and subsidiary (“GTAC”) (2)	33.3%		557,597		567,165
Periódico Digital Sendero, S.A.P.I. de C.V.(“PDS”) (3)	50.0%		200,648		196,474
		Ps.	5,894,621	Ps.	9,068,462

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(1)
The Group accounts for its investment in common stock of UHI, the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS Standards, over UHI’s operations. The Group has the ability to exercise significant influence over the operating and financial policies of UHI because the Group (i) as of March 31, 2020 and December 31, 2019, owned 1,110,382 Class “C” shares of common stock of UHI, representing approximately 10% of the outstanding total shares of UHI and 4,590,953 warrants issued by UHI that upon their exercise would represent approximately 36% of the equity capital of UHI on a fully-diluted, as-converted basis, subject to certain conditions, laws and regulations; (ii) as of March 31, 2020 and December 31, 2019, had three officers and one director of the Company designated as members of the Board of Directors of UHI, which was composed of 19 directors, of 22 available board seats; and (iii) was party to a Program License Agreement (“PLA”), as amended, with Univision, an indirect wholly-owned subsidiary of UHI, pursuant to which Univision has the right to broadcast certain Televisa content in the United States (“Program License Agreement”), and to another program license agreement pursuant to which the Group has the right to broadcast certain Univision’s content in Mexico (“Mexican License Agreement”), in each case through 7.5 years after the Group has voluntarily sold two-thirds of its initial investment in UHI made in December 2010. On February 25, 2020, UHI, Searchlight Capital Partners, LP (“Searchlight”), a global private investment firm, and ForgeLight LLC (“ForgeLight”), an operating and investment company focused on the media and consumer technology sectors, announced a definitive agreement in which Searchlight and ForgeLight will acquire a majority ownership interest in UHI from all stockholders of UHI other than the Group. Terms of the transaction were not disclosed. The Group has elected to retain its approximately 36% stake in UHI’s equity capital on a fully-diluted, as-converted basis. Under the terms of the acquisition, Searchlight and ForgeLight will purchase the remaining 64% ownership interest from the other stockholders of UHI. The transaction, which is subject to customary closing conditions including receipt of regulatory approvals, is expected to close later in 2020. In conjunction with this transaction and a decline in the fair value of the Group’s investments in UHI as of March 31, 2020, the Company’s management recognized an impairment loss in the amount of Ps.5,455,356 that decreased the carrying value of its investment in shares of UHI as of that date, which was accounted for in share of income or loss of associates and joint ventures in the consolidated statement of income for the three months ended March 31, 2020 (see Notes 4, 9, 14 and 16).

(2)
GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., and a subsidiary of Megacable, S.A. de C.V., have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of March 31, 2020 and December 31, 2019, GTAC had used a principal amount of Ps.688,183 under this credit facility. During the three months ended March 31, 2020, GTAC did not paid any amount of principal and interest to the Group in connection with this credit facility. During the year ended December 31, 2019, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.114,574. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.833,506, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these supplementary loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2023 and 2029. During the three months ended March 31, 2020, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.40,220. During the year ended December 31, 2019, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.86,321. The net investment in GTAC as of March 31, 2020 and December 31, 2019, included amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.871,374 and Ps.872,317, respectively. These amounts receivable are in substance a part of the Group’s net investment in this investee (see Note 9).

(3)
The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. As of March 31, 2020 and December 31, 2019, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837.

6.	Property, Plant and Equipment, Net

Property, plant and equipment as of March 31, 2020 and December 31, 2019, consisted of:

	March 31, 2020		December 31, 2019
Buildings	Ps.	9,476,205	Ps.	9,435,452
Building improvements		185,966		182,660
Technical equipment		145,233,732		141,966,642
Satellite transponders		6,026,094		6,026,094
Furniture and fixtures		1,172,754		1,158,745
Transportation equipment		3,050,585		3,000,322
Computer equipment		8,590,531		8,548,265
Leasehold improvements		3,459,489		3,434,374
		177,195,356		173,752,554
Accumulated depreciation		(113,795,470)		(109,028,784)
		63,399,886		64,723,770
Land		4,895,572		4,891,094
Construction and projects in progress		15,034,035		13,714,368
	Ps.	83,329,493	Ps.	83,329,232

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As of March 31, 2020, technical equipment includes Ps.797,176 and related accumulated depreciation of Ps.39,637 in connection with costs of dismantling certain equipment of the cable networks in the Group’s Cable segment.

Depreciation charged to income for the three months ended March 31, 2020 and 2019, was Ps.4,305,117 and Ps.4,279,383, respectively. As of January 1, 2019, in connection with the adoption of IFRS 16, the Group classified as right-of-use assets those obligations recognized as finance leases as of December 31, 2018 (see Note 2).

During the three months ended March 31, 2020, 2019, the Group invested Ps.4,552,915 and Ps. 4,279,828, respectively, in property, plant and equipment as capital expenditures.

7.	Right-of-use assets, net

Right-of-use assets, net as of March 31, 2020 and December 31, 2019, consisted of:

	March 31, 2020		December 31, 2019
Buildings	Ps.	5,275,931	Ps.	5,085,242
Satellite transponders		4,275,619		4,275,619
Technical Equipment		1,688,829		1,688,829
Others		61,794		58,021
		11,302,173		11,107,711
Accumulated depreciation		(3,824,452)		(3,554,659)
	Ps.	7,477,721	Ps.	7,553,052

8.	Intangible Assets and Goodwill, Net

The balances of intangible assets and goodwill, net as of March 31, 2020 and December 31, 2019, were as follows:

	March 31, 2020						December 31, 2019
	Cost		Accumulated Amortization		Carrying Value		Cost		Accumulated Amortization		Carrying Value
Intangible assets and goodwill with indefinite useful lives:
Trademarks	Ps.	175,444	Ps.	—	Ps.	175,444	Ps.	175,444	Ps.	—	Ps.	175,444
Concessions		15,166,067		—		15,166,067		15,166,067		—		15,166,067
Goodwill		14,113,626		—		14,113,626		14,113,626		—		14,113,626
Intangible assets with finite useful lives:
Trademarks		2,127,697		(1,911,006)		216,691		2,127,697		(1,899,187)		228,510
Concessions		553,505		(359,790)		193,715		553,505		(332,103)		221,402
Licenses		11,265,582		(7,311,686)		3,953,896		10,858,388		(6,843,169)		4,015,219
Subscriber lists		8,806,455		(6,787,600)		2,018,855		8,782,852		(6,632,419)		2,150,433
Payment for renewal of concessions		5,821,828		—		5,821,828		5,821,828		—		5,821,828
Other intangible assets		5,263,921		(3,890,957)		1,372,964		5,198,960		(3,762,535)		1,436,425
	Ps.	63,294,125	Ps.	(20,261,039)	Ps.	43,033,086	Ps.	67,798,367	Ps.	(19,469,413)	Ps.	43,328,954

Amortization charged to income for the three months ended March 31, 2020 and 2019, was Ps.578,546 and Ps.674,665, respectively. Additional amortization charged to income for the three months ended March 31, 2020 and 2019, was Ps.118,223 and Ps.151,206, respectively, primarily in connection with amortization of soccer player rights.

In November 2018, the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or “IFT”) approved the renewal of the Group’s broadcasting concessions for all of its television stations in Mexico, for a term of 20 years after the existing expiration date in 2021. In November 2018, the Group paid in cash for such renewal an aggregate amount of Ps.5,754,543, which includes a payment of Ps.1,194 for administrative expenses and recognized this cost as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method.

In the fourth quarter of 2017, the Company’s management reviewed the useful life of certain Group’s television concessions accounted for as intangible assets in conjunction with the payment made in 2018 for renewal of concessions expiring in 2021, which amount will be determined by the IFT before the renewal date. Based on such review, the Group classified these concessions as intangible assets with a finite useful life and began to amortize the related net carrying amount of Ps.553,505 in a period ending in 2021.

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During the second half of 2019, the Group monitored the market associated with its Publishing business, which is classified into the Other Businesses segment, which has experienced a general slow-down in Latin America. Accordingly, the Group has reduced its cash flow expectations for some of its operations. As a result of such evaluation, the Group recognized an impairment loss for trademarks with indefinite useful lives related to its Publishing business, for an aggregate amount of Ps.16,893 in other expense, net, in the consolidated statement of income for the three months ended March 31, 2019.

As of March 31, 2020 and December 31, 2019, there was no evidence of significant impairment indicators in connection with the Group’s intangible assets in the Cable, Sky and Content segments.

9.	Debt, Lease Liabilities and Other Notes Payable

As of March 31, 2020 and December 31, 2019, debt, lease liabilities and other notes payable outstanding were as follows:

					March 31, 2020		December 31, 2019
	Principal		Finance Costs		Total		Total
U.S. dollar debt:
6.625% Senior Notes due 2025 (1)	Ps.	14,318,520	Ps.	(191,547)	Ps.	14,126,973	Ps.	11,129,156
4.625% Senior Notes due 2026 (1)		7,159,260		(28,150)		7,131,110		5,635,748
8.5% Senior Notes due 2032 (1)		7,159,260		(21,194)		7,138,066		5,643,504
6.625% Senior Notes due 2040 (1)		14,318,520		(125,261)		14,193,259		11,203,427
5% Senior Notes due 2045 (1)		23,864,200		(425,652)		23,438,548		18,453,920
6.125% Senior Notes due 2046 (1)		21,477,780		(122,875)		21,354,905		16,871,348
5.25% Senior Notes due 2049 (1)		17,898,150		(301,975)		17,596,175		13,858,286
Total U.S. dollar debt	Ps.	106,195,690	Ps.	(1,216,654)	Ps.	104,979,036	Ps.	82,795,389
Mexican peso debt:
8.79% Notes due 2027 (2)		4,500,000		(17,891)		4,482,109		4,481,519
8.49% Senior Notes due 2037 (1)		4,500,000		(12,447)		4,487,553		4,487,372
7.25% Senior Notes due 2043 (1)		6,500,000		(54,868)		6,445,132		6,444,540
Bank loans (3)		30,770,694		(164,341)		30,606,353		15,883,817
Bank loans (Sky) (4)		5,500,000		—		5,500,000		5,500,000
Bank loans (TVI) (5)		1,284,760		(1,170)		1,283,590		1,344,058
Total Mexican peso debt	Ps.	53,055,454	Ps.	(250,717)	Ps.	52,804,737	Ps.	38,141,306
Total debt (6)		159,251,144		(1,467,371)		157,783,773		120,936,695
Less: Current portion of long-term debt		492,489		(508)		491,981		491,951
Long-term debt, net of current portion	Ps.	158,758,655	Ps.	(1,466,863)	Ps.	157,291,792	Ps.	120,444,744

Lease liabilities:
Satellite transponder lease obligation (7)	Ps.	4,950,433	Ps.	—	Ps.	4,950,433	Ps.	4,014,567
Leases (8)		5,677,080		—		5,677,080		5,348,953
Total lease liabilities		10,627,513				10,627,513		9,363,520
Less: Current portion		1,471,692		—		1,471,692		1,257,766
Lease liabilities, net of current portion	Ps.	9,155,821	Ps.	—	Ps.	9,155,821	Ps.	8,105,754
Other notes payable:
Total other notes payable (9)	Ps.	—	Ps.	—	Ps.	—	Ps.	1,324,063
Less: Current portion		—		—		—		1,324,063
Other notes payable, net of current portion	Ps.	—	Ps.	—	Ps.	—	Ps.	—

(1)
The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$4,450 million and Ps.11,000,000, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046, and 2049 including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 y 2049 are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”).

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(2)
In 2017, the Company issued Notes (“Certificados Bursátiles”) due 2027, respectively, through the BMV in the aggregate principal amount of Ps.4,500,000. In July 2019, the Company prepaid all of the outstanding Notes due 2021 and 2022 in the aggregate principal amount of Ps.11,000,000. In October 2019, the Company prepaid all of the outstanding Notes due 2020 in the aggregate principal amount of Ps.10,000,000. Interest rate on the Notes due 2027 is 8.79% per annum and is payable semi-annually. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of the Notes due 2027 contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(3)
In 2017, the Company entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000,000, and an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 125 and 130 basis points, and principal maturities between 2022 and 2023. The proceeds of these loans were used primarily for the prepayment in full of the Senior Notes due 2018. Under the terms of these loan agreements, the Company is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions. The Company prepaid the remaining of certain credit agreement with Mexican Bank with original maturity in 2018 principal amount of this credit agreement in fourth quarter of 2017, in the aggregate amount of Ps.629,311, which included accrued and unpaid interest. In July 2019, the Company entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000,000. The funds from this loan were used for general corporate purposes, including the refinancing of the Company’s indebtedness. This loan bears interest at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. The credit agreement of this loan requires the maintenance of financial ratios related to indebtedness and interest expense. During 2018, the Company executed a revolving credit facility with a syndicate of banks, for up to an amount equivalent to U.S.$618 million payable in Mexican pesos, for a three-year term. The funds may be used for the repayment of existing indebtedness and such other general corporate purposes as may be authorized by the Board of Directors of the Company. This revolving credit facility was available as of December 31, 2019. In March 2020, the Company drew down the Revolving Credit Facility as a prudent and precautionary measure in order to increase our cash position and preserve financial flexibility in light of current uncertainty in the global and local markets resulting from the COVID-19 outbreak. The aggregate principal amount was Ps.14,770,694, with maturity in the first quarter of 2022. This facility bears interest at a floating rate based on a spread of 87.5 or 112.5 basis points over the 28-day TIIE rate depending on our net leverage ratio. The Company may prepaid such amount on the last day of any interest period without penalty.

(4)
In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual rate in the range of 7.0% and 7.13%. Under the terms of these credit agreements, the Company is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions.

(5)
As of March 31, 2020 and December 31, 2019, included outstanding balances in the aggregate principal amount of Ps.1,284,760 and Ps.1,345,382, respectively, in connection with credit agreements entered into by TVI with Mexican banks, with maturities between 2019 and 2022, bearing interest at an annual rate of TIIE plus a range between 100 and 125 basis points, which is payable on a monthly basis. This TVI long- term debt indebtedness is guaranteed by the Company. Under the terms of these credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(6)
Total debt is presented net of unamortized finance costs as of March 31, 2020 and December 31, 2019, in the aggregate amount of Ps.1,467,371 and Ps.1,441,597, respectively, and does not include related interest payable in the aggregate amount of Ps.2,206,937 and Ps.1,943,863, respectively.

(7)
Under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010, Sky is obligated to pay at an annual interest rate of 7.30% a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years or; (b) the date IS-21 is taken out of service (see Note 7).

(8)
In 2020, includes lease liabilities recognized beginning on January 1, 2019 under IFRS 16 for an aggregate amount of Ps.4,957,564. Also, includes minimum lease payments of property and equipment under leases that qualify as lease liabilities. As of March 31, 2020 and December 31, 2019, includes Ps.711,948 and Ps.699,066, respectively, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC, for the right to use certain capacity of a telecommunications network through 2029. This lease agreement provides for annual payments through 2029. Other finance liabilities have terms, which expire at various dates between 2019 and 2020.

(9)
Notes payable issued by the Company in connection with the acquisition in 2016 of a non-controlling interest in TVI. As of December 31, 2019, cash payments to be made in 2020 related to these notes payable amounted to an aggregate of Ps.1,330,000, including implicit interest of Ps.142,500. Accumulated accrued interest for this transaction amounted to Ps.136,563 as of December 31, 2019. This was regarded as a Level 2 debt, which was fair valued using a discount cash flow approach, which discounts the contractual cash flows using discount rates derived from observable market price of other quotes debt instruments. In February 2020, the Group repaid all of its outstanding other notes payable as of December 31, 2019.

As of March 31, 2020 and December 31, 2019, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investments in UHI and the investment in Open Ended Fund (hedged items) were as follows:

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	March 31, 2020				December 31, 2019
Hedged items	Millions of U.S. dollars		Thousands of Mexican Pesos		Millions of U.S. dollars		Thousands of Mexican Pesos
Investment in shares of UHI (net investment hedge)	U.S.$	210.4	Ps.	5,021,215	U.S.$	433.7	Ps.	8,189,662
Warrants issued by UHI (foreign currency fair value hedge)		869.3		20,746,213		1,788.6		33,775,451
Open Ended Fund (foreign currency fair value hedge)		209.4		4,995,981		248.3		4,688,202
Total	U.S.$	1,289.1	Ps.	30,763,409	U.S.$	2,470.6	Ps.	46,653,315

The foreign exchange gain or loss derived from the Company’s U.S. dollar denominated long-term debt designated as a hedge, for the three months ended March 31, 2020 and 2019, is analyzed as follows (see Notes 4 and 16):

Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments	March 31, 2020		March 31, 2019
Recognized in:
Comprehensive (loss) income	Ps.	(12,254,119)	Ps.	641,782
Total foreign exchange (loss) gain derived from hedging Senior Notes	Ps.	(12,254,119)	Ps.	641,782
Offset against by:
Foreign currency translation gain (loss) derived from the hedged net investment in shares of UHI	Ps.	2,185,474	Ps.	(104,960)
Foreign exchange gain (loss) derived from hedged warrants issued by UHI		8,907,914		(440,225)
Foreign exchange gain (loss) derived from the hedged Open Ended Fund		1,160,731		(96,597)
Total foreign currency translation and foreign exchange gain (loss) derived from hedged assets	Ps.	12,254,119	Ps.	(641,782)

The table below analyzes the Group’s debt, lease liabilities and other notes payable into relevant maturity groupings based on the remaining period at the statement of financial position date to the contracted maturity date:

	Less than 12 Months April 1, 2020 to March 31, 2021		12-36 Months April 1, 2021 to March 31, 2023		36-60 Months April 1, 2024 to March 31, 2024		Maturities Subsequent to March 31, 2025		Total
Debt (1)	Ps.	492,489	Ps.	23,562,965	Ps.	13,500,000	Ps.	121,695,690	Ps.	159,251,144
Lease liabilities		1,471,692		2,316,802		2,412,021		4,426,998		10,627,513
Total debt, lease liabilities and other notes payable	Ps.	1,964,181	Ps.	25,879,767	Ps.	15,912,021	Ps.	126,122,688	Ps.	169,878,657

(1)	The amounts of debt are disclosed on a principal amount basis.

10.	Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, temporary investments, accounts and notes receivable, a long-term loan receivable from GTAC, warrants that are exercisable for UHI’s common stock, non-current investments in debt and equity securities and in securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, other notes payable, and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities is based on quoted market prices.

The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 9) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of non-current investments in financial instruments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying and estimated fair values of the Group’s non-derivative financial instruments as of March 31, 2020 and December 31, 2019, were as follows:

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	March 31, 2020				December 31, 2019
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets: Cash and cash equivalents	Ps.	44,940,269	Ps.	44,940,269	Ps.	27,451,997	Ps.	27,451,997
Trade notes and accounts receivable, net		20,749,132		20,749,132		14,486,184		14,486,184
Warrants issued by UHI (see Note 4)		20,746,213		20,746,213		33,775,451		33,775,451
Long-term loans and interest receivable from GTAC (see Note 5)		871,374		874,305		872,317		875,585
Open Ended Fund (see Note 4)		4,995,981		4,995,981		4,688,202		4,688,202
Other Equity Instruments (see Note 4)		4,818,245		4,818,245		5,751,001		5,751,001

Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	35,796,300	Ps.	42,113,703	Ps.	28,325,700	Ps.	34,954,254
Senior Notes due 2045		23,864,200		23,967,293		18,883,800		19,739,047
Senior Notes due 2037 and 2043		11,000,000		8,328,595		11,000,000		8,986,870
Senior Notes due 2026 and 2046		28,637,040		31,857,776		22,660,560		26,645,193
Senior Notes due 2049		17,898,150		18,649,872		14,162,850		15,364,426
Notes due 2027		4,500,000		4,506,165		4,500,000		4,656,375
Short and long-term notes payable to Mexican banks		37,555,454		37,900,992		22,845,382		23,012,707
Lease liabilities (1)		10,627,513		10,476,236		9,363,520		9,120,903
Other notes payable		-		-		1,324,063		1,295,780

(1)   In 2020, includes lease agreements recognized beginning on January 1, 2019 under IFRS 16 for an aggregate amount of Ps.4,957,564.

The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of March 31, 2020 and December 31, 2019, were as follows:

March 31, 2020: Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)		Maturity Date
Assets:
Derivatives recorded as accounting hedges: (cash flow hedges)
TVI’s interest rate swap	Ps.	755	Ps.	398,500	May 2020 through May 2022
Forward		534,424	U.S.$	131,688	May 2020 through September 2020
Derivatives not recorded as accounting hedges:
TVI’s forward		171,406	U.S.$	43,500	April 2020 through October 2020
Empresas Cablevisión´s forward		195,955	U.S.$	48,000	April 2020 through October 2020
Sky’s forward		378,682	U.S.$	94,850	April 2020 through September 2020
Forward		976,859	U.S.$	242,650	April 2020 through October 2020
Total assets	Ps.	2,258,081

Liabilities:
Derivatives recorded as accounting hedges: (cash flow hedges)
TVI’s interest rate swap	Ps.	20,245	Ps.	886,260	April 2022
Interest rate swap		73,379	Ps.	2,000,000	October 2022
Interest rate swap		57,005	Ps.	1,500,000	October 2022
Interest rate swap		127,966	Ps.	2,500,000	February 2023
Interest rate swap		275,800	Ps.	6,000,000	June 2024
Interest rate swap		96,682	Ps.	14,770,694	March 2022
Total liabilities	Ps.	651,077
December 31, 2019: Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)		Maturity Date
Assets:
Derivatives recorded as accounting hedges: (cash flow hedges)
TVI’s interest rate swap	Ps.	4,592	Ps.	407,200	May 2020 through May 2022
Total assets	Ps.	4,592

Liabilities:
Derivatives recorded as accounting hedges: (cash flow hedges)
TVI’s interest rate swap	Ps.	8,943	Ps.	938,182	April 2022
Interest rate swap		38,543	Ps.	2,000,000	October 2022
Interest rate swap		30,702	Ps.	1,500,000	October 2022
Interest rate swap		83,122	Ps.	2,500,000	February 2023
Interest rate swap		185,205	Ps.	6,000,000	June 2024
Forward		144,466	U.S.$	218,688	January 2020 through September 2020
Derivatives not recorded as accounting hedges:
TVI’s forward		45,968	U.S.$	66,000	January 2020 through October 2020
Empresas Cablevisión´s forward		48,474	U.S.$	73,000	January 2020 through October 2020
Sky’s forward		87,090	U.S.$	127,850	January 2020 through September 2020
Forward		242,777	U.S.$	361,550	January 2020 through October 2020
Total liabilities	Ps.	915,290

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UHI Warrants

In July 2015, the Group exchanged its investment in U.S.$1,125 million principal amount of Convertible Debentures due 2025 issued by UHI for 4,858,485 warrants that are exercisable for UHI’s common stock, and exercised 267,532 of these warrants to increase its equity stake in UHI from 7.8% to 10% (see Notes 4 and 5).

The Group determined the fair value of its investment in warrants by using the income approach based on post-tax discounted cash flows.  The income approach requires management to make judgments and involves the use of significant estimates and assumptions.  These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on weighted average cost of capital within a range of 8% to 9%, among others. The Group´s estimates for market growth were based on historical data, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable inputs, the UHI warrants are classified as Level 3. Additionally, the Group determined the fair value of its investment in warrants by using the Black-Scholes model (“BSPM”). The BSPM involves the use of significant estimates and assumptions. The assumptions used as of March 31, 2020 and December 31, 2019, included the UHI stock´s spot price of U.S.$189 and U.S.$390 per share on a fully-diluted, as–converted basis, respectively, and the UHI stock’s expected volatility of 70% and 40%, respectively.

The Company’s management applied significant judgment to determine the classification of the warrants issued by UHI. These warrants did not comply with the definition of a derivative financial instrument because the initial investment that the Group paid to acquire the original instrument (Convertible Debentures) was significant and a derivative requires no initial investment or one that is smaller than would be required for a contract with similar response to changes in market factors; therefore, the Group classified the warrants issued by UHI as equity instruments with changes in fair value recognized in other comprehensive income or loss in consolidated equity. Significant judgment was applied by the Company’s management in assessing that the characteristics of the warrants issued by UHI are closer to an equity instrument in accordance with IAS 32 Financial Instruments: Presentation (see Note 4).

11.	Capital Stock and Long-term Retention Plan

At March 31, 2020, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued(1)	Repurchased by the Company (2)	Held by a Company´s Trust (3)	Outstanding
Series “A” Shares	122,179.4	(1,105.4)	(6,909.5)	114,164.5
Series “B” Shares	58,019.7	(972.8)	(5,419.5)	51,627.4
Series “D” Shares	88,554.1	(1,547.5)	(4,872.2)	82,134.4
Series “L” Shares	88,554.1	(1,547.5)	(4,872.2)	82,134.4
Total	357,307.3	(5,173.2)	(22,073.4)	330,060.7
Shares in the form of CPOs	296,023.0	(5,173.2)	(16,287.0)	274,562.8
Shares not in the form of CPOs	61,284.3	-	(5,786.4)	55,497.9
Total	357,307.3	(5,173.2)	(22,073.4)	330,060.7
CPOs	2,530.1	(44.2)	(139.2)	2,346.7

(1)	As of March 31, 2020, the authorized and issued capital stock amounted to Ps.4,907,765 (nominal Ps.2,459,154).
(2)
During the three months ended March 31, 2020, the Company repurchased 616.0 million shares, in the form of 5.3 million CPOs, in the amount of Ps.195,597, in connection with a share repurchase program that was approved by the Company’s stockholders.

(3)	In connection with the Company’s Long-Term Retention Plan.

A reconciliation of the number of shares and CPOs outstanding for the three months ended March 31, 2020 and 2019, is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2020	116,223.9	52,852.8	84,083.8	84,083.8	337,244.3	2,402.4
Repurchased (1)	(131.7)	(115.9)	(184.2)	(184.2)	(616.0)	(5.3)
Acquired (2)	(1,927.7)	(1,109.5)	(1,765.2)	(1,765.2)	(6,567.6)	(50.4)
As of March 31, 2020	114,164.5	51,627.4	82,134.4	82,134.4	330,060.7	2,346.7

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	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2019	116,207.2	53,116.1	84,502.9	84,502.9	338,329.1	2,414.4
Acquired (2)	(19.1)	(16.8)	(26.8)	(26.8)	(89.5)	(0.8)
As of March 31, 2019	116,188.1	53,099.3	84,476.1	84,476.1	338,239.6	2,413.6

(1)	Repurchased in connection with a share repurchase program.
(2)	Acquired by a Company’s trust in connection with the Company’s Long-Term Retention Plan.

Long-term Retention Plan

During the three months ended March 31, 2020, the trust for the Long-term Retention Plan increased the number of shares and CPOs for the purposes of this Plan in the amount of: (i)  5,526.3 million shares of the Company in the form of 47.2 million CPOs, and 666.9 million Series “A” Shares, not in the form of CPO units, in connection with the cancellation of these shares in the fourth quarter of 2019, which were conditionally sold to certain Company’s officers and employees in 2015 and 2016, as described in the paragraph below; and (ii) 374.4 million shares in the form of 3.2 million CPOs, in connection with forfeited rights under this Plan.

In the fourth quarter of 2019, the Company agreed to (i) cancel 9,490.5 million shares that were conditionally sold to certain officers and employees in 2015, 2016 and 2017, which conditions had not been complied with in full yet; and (ii) sell conditionally 4,745.3 million shares to the these officers and employees at a lower price and additional vesting periods of two and three years. In connection with these events, the Company recognized an additional expense that was included as administrative expense for the year ended December 31, 2019.

The Group accrued in equity attributable to stockholders of the Company a share-based compensation expense of Ps.203,756 and Ps.311,860 for the three months ended March 31, 2020 and 2019, respectively, which amount was reflected in consolidated operating income as administrative expense.

12.	Retained Earnings

As of March 31, 2020 and December 31, 2019, the Company’s legal reserve amounted to Ps.2,139,007, and was classified into retained earnings in equity attributable to stockholders of the Company.

In April 2019, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and   Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO unit, which was paid in cash in May 2019, in the aggregate amount of Ps.1,066,187.

13.	Non-controlling Interests

In 2019, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.3,800,000, of which Ps.1,570,659 were paid to its non-controlling interests.

14.	Transactions with Related Parties

The balances of receivables and payables between the Group and related parties as of March 31, 2020 and December 31, 2019, were as follows:

	March 31, 2020		December 31, 2019
Current receivables:
UHI, including Univision (1)	Ps.	715,473	Ps.	748,844
OCEN (see Note 3)		35,414		3,968
Editorial Clío, Libros y Videos, S.A. de C.V.		5,254		2,933
Other		60,748		58,682
	Ps.	816,889	Ps.	814,427

Current payable:
UHI, including Univision (1)	Ps.	365,024	Ps.	594,254
AT&T/ DirecTV		21,265		25,447
Other		29,179		24,550
	Ps.	415,468	Ps.	644,251

(1)
As of March 31, 2020 and December 31, 2019, the Group recognized a provision in the amount of Ps.365,024 and Ps.594,254, respectively, associated with a consulting arrangement entered into by the Group, UHI and an entity controlled by the chairman of the Board of Directors of UHI, by which upon consummation of a qualified initial public offering of the shares of UHI or an alternative exit plan for the main current investors in UHI, the Group would pay the entity a portion of a defined appreciation in excess of certain preferred returns and performance thresholds of UHI. In March 2018, UHI announced that it has determined not to utilize the registration statement initially filed on July 2, 2015 for an initial public offering in the United States. As of March 31, 2020, the Group decreased this provision in the amount of Ps.385,958, in connection with the acquisition of the majority stock of UHI by a group of investors announced on February 25, 2020, and the decline in the fair value of the Group’s investments in UHI as of March 31, 2020 (see Notes 4 and 5), and accounted for this non-cash decrease in consolidated other income, net, for the three months ended March 31, 2020 (see Note 15). Since the existing obligations contemplate other scenarios under which payment may be required, and such scenarios still remain, the Company has maintained this provision as of March 31, 2020. As of March 31, 2020 and December 31, 2019, receivables from UHI related primarily to the PLA amounted to Ps.715,473 and Ps.748,844, respectively.

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In the three months ended March 31, 2020 and 2019, royalty revenue from Univision amounted to Ps.2,044,048 and Ps.1,699,227 respectively.

15. Other Income or Expense, Net

Other income (expense) for the three months ended March 31, 2020 and 2019 is analyzed as follows:

	March 31, 2020		March 31, 2019
Net loss on disposition of investments	Ps.	–	Ps.	(84)
Donations		(7,602)		11,856
Legal and financial advisory professional services (1)		(83,762)		(67,535)
Gain (loss) on disposition of property and equipment		72,537		(34,191)
Deferred compensation		(62,947)		(62,947)
Dismissal severance expense (2)		(46,161)		(74,543)
Impairment adjustments (3)		–		(16,893)
Decrease in provision for UHI related party (see Note 14)		385,958		–
Other, net		26,905		55,427
	Ps.	284,928	Ps.	(188,910)

(1)	Includes primarily legal, financial advisory and professional services in connection with certain litigation and other matters.
(2)	Includes severance expense in connection with dismissals of personnel, as part of a cost reduction plan.
(3)	In 2019, includes impairment adjustments in connection with trademarks in the Publishing business.

16.	Finance Expense, Net

Finance (expense) income for the three months ended March 31, 2020 and 2019, included:

	March 31, 2020		March 31, 2019
Interest expense (1)	Ps.	(2,528,229)	Ps.	(2,406,726)
Other finance expense, net (2)		–		(302,809)
Foreign Exchange loss, net (4)		(8,601,364)		–
Finance expense, net		(11,129,593)		(2,709,535)
Interest income (3)		223,850		296,483
Other finance income, net (2)		2,198,144		–
Foreign Exchange gain, net (4)		–		138,962
Finance income, net		2,421,994		435,445
Finance expense, net	Ps.	(8,707,599)	Ps.	(2,274,090)

(1)
In 2020 and 2019, included interest expense related to lease liabilities that were recognized beginning on January 1, 2019, for first time in connection with initial adoption of IFRS 16 in the aggregate amount of Ps.109,193 and Ps.102,073, respectively.

(2)	In 2020 and 2019, other finance income or expense, net, included gain or loss fair value from derivative financial instruments.
(3)	In 2020 and 2019, this line item included primarily gains from cash equivalents.
(4)
Foreign exchange gain or loss, net, included (i) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary liability position, excluding long-term debt designated as a hedging instrument of the Group’s investments in UHI and the Open Ended Fund, during the three months ended March 31, 2020 and 2019; and (ii) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary asset position during the three months ended March 31, 2020 and 2019 (see Note 9). The exchange rate of the Mexican peso against the U.S dollar was of Ps.23.8642, Ps.18.8838, Ps.19.4250 and Ps.19.6730 as of March 31, 2020, December 31, 2019, March 31,2019 and December 31, 2018, respectively.

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17.	Income Taxes

Income taxes in the interim periods are accrued using the income tax rate that would be applicable to expected total annual earnings or losses. As of March 31, 2020 and 2019, the estimated effective income tax rate for the years ended December 31, 2020 and 2019, was 16% and 37%, respectively.

18.	Earnings per CPO/Share

At March 31, 2020 and 2019 the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	March 31, 2020		March 31, 2019
Total Shares	Ps.	333,096,649	Ps.	338,312,800
CPOs		2,370,259		2,414,221
Shares not in the form of CPO units:
Series “A” Shares		55,775,718		55,848,232
Series “B” Shares		187		187
Series “D” Shares		239		239
Series “L” Shares		239		239

Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the three months ended March 31, 2020 and 2019, are presented as follows:

	2020				2019
	Per CPO		Per Share (*)		Per CPO		Per Share (*)
Net income attributable to stockholders of the Company	Ps.	(3.39)	Ps.	(0.03)	Ps.	0.19	Ps.	0.00

(*) Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.
Diluted earnings per CPO and per Share attributable to stockholders of the Company:

	March 31, 2020		March 31, 2019
Total Shares	Ps.	352,551,880	Ps.	357,307,272
CPOs		2,489,467		2,530,111
Shares not in the form of CPO units:
Series “A” Shares		58,926,613		58,926,613
Series “B” Shares		2,357,208		2,357,208
Series “D” Shares		239		239
Series “L” Shares		239		239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the three months ended March 31, 2020 and 2019, are presented as follows:

	2020				2019
	Per CPO		Per Share (*)		Per CPO		Per Share (*)
Net income attributable to stockholders of the Company	Ps.	(3.20)	Ps.	(0.03)	Ps.	0.18	Ps.	0.00

(*) Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

19.	Segment Information

The table below presents information by segment and a reconciliation to consolidated total for the three months ended March 31, 2020 and 2019:

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2020:
Cable	Ps.	10,824,667	Ps.	164,740	Ps.	10,659,927	Ps.	4,490,297
Sky		5,405,331		144,439		5,260,892		2,233,963
Content		6,727,612		905,540		5,822,072		1,613,891
Other Businesses		1,756,456		418,081		1,338,375		371,031
Segment total		24,714,066		1,632,800		23,081,266		8,709,182
Reconciliation to consolidated amounts:
Held-for-sale operations (Radio business)		147,522		–		147,522		25,669
Eliminations and corporate expenses		(1,632,800)		(1,632,800)		–		(441,620)
Depreciation and amortization		–		–		–		(5,151,503)
Consolidated total before other income		23,228,788		–		23,228,788		3,141,728	(1)
Other income, net		–		–		–		284,928
Consolidated total	Ps.	23,228,788	Ps.	–	Ps.	23,228,788	Ps.	3,426,656	(2)

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	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2019:
Cable	Ps.	9,898,080	Ps.	131,997	Ps.	9,766,083	Ps.	4,297,145
Sky		5,281,597		89,202		5,192,395		2,306,851
Content		7,184,922		812,523		6,372,399		2,267,320
Other Businesses		2,104,381		195,837		1,908,544		503,070
Segment total		24,468,980		1,229,559		23,239,421		9,374,386
Reconciliation to consolidated amounts:
Held-for-sale operations (Radio business)		155,906		82		155,824		31,978
Eliminations and corporate expenses		(1,229,641)		(1,229,641)		–		(531,107)
Depreciation and amortization		–		–		–		(5,215,951)
Consolidated total before other expense		23,395,245		–		23,395,245		3,659,306 (1)
Other expense, net		–		–		–		(188,910)
Consolidated total	Ps.	23,395,245	Ps.	–	Ps.	23,395,245	Ps.	3,470,396 (2)

(1)	This amount represents operating income before other income or expense, net.
(2)	This amount represents consolidated operating income.

Disaggregation of Total Revenues

The table below present total revenues for each reportable segment disaggregated by major service/product lines and primary geographical market for the three months ended March 31, 2020 and 2019:

	Domestic		Export		Abroad		Total
March 31, 2020:
Cable:
Digital TV Service	Ps.	4,223,353	Ps.	–	Ps.	–	Ps.	4,223,353
Advertising		392,064		–		–		392,064
Broadband Services		3,787,610		–		–		3,787,610
Telephony		1,046,477		–		–		1,046,477
Other Services		181,028		–		–		181,028
Enterprise Operations		1,121,568		–		72,567		1,194,135
Sky:
DTH Broadcast Satellite TV		4,755,195		–		354,074		5,109,269
Advertising		275,667		–		–		275,667
Pay-Per-View		14,845		–		5,550		20,395
Content:
Advertising		2,577,718		57,390		–		2,635,108
Network Subscription Revenue		1,031,673		300,444		–		1,332,117
Licensing and Syndication		439,476		2,320,911		–		2,760,387
Other Businesses:
Gaming		669,740		–		–		669,740
Soccer, Sports and Show Business Promotion		505,449		81,145		–		586,594
Publishing - Magazines		83,883		–		942		84,825
Publishing - Advertising		36,586		–		–		36,586
Publishing Distribution		76,484		–		–		76,484
Feature Film Production and Distribution		302,227		–		–		302,227
Segment total		21,521,043		2,759,890		433,133		24,714,066
Held-for-sale operations: Radio – Advertising		147,522		–		–		147,522
Intersegment eliminations		(1,632,800)		–		–		(1,632,800)
Consolidated total revenues	Ps.	20,035,765	Ps.	2,759,890	Ps.	433,133	Ps.	23,228,788

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	Domestic		Export		Abroad		Total
March 31 2019:
Cable:
Digital TV Service	Ps.	3,869,808	Ps.	–	Ps.	–	Ps.	3,869,808
Advertising		257,617		–		–		257,617
Broadband Services		3,540,593		–		–		3,540,593
Telephony		916,454		–		–		916,454
Other Services		135,358		–		–		135,358
Enterprise Operations		1,100,392		–		77,858		1,178,250
Sky:						–
DTH Broadcast Satellite TV		4,734,693		–		342,445		5,077,138
Advertising		194,860		–		–		194,860
Pay-Per-View		8,755		–		844		9,599
Content:
Advertising		3,616,434		65,510		–		3,681,944
Network Subscription Revenue		910,650		307,658		–		1,218,308
Licensing and Syndication		292,523		1,992,147		–		2,284,670
Other Businesses:
Gaming		753,195		–		–		753,195
Soccer, Sports and Show Business Promotion		419,662		430,015		–		849,677
Publishing - Magazines		99,326		–		11,626		110,952
Publishing - Advertising		65,359		–		11,897		77,256
Publishing Distribution		76,441		–		–		76,441
Feature Film Production and Distribution		235,923		937		–		236,860
Segment total		21,228,043		2,796,267		444,670		24,468,980
Held-for-sale operations: Radio – Advertising		155,906		–		–		155,906
Intersegment eliminations		(1,228,150)		–		(1,491)		(1,229,641)
Consolidated total revenues	Ps.	20,155,799	Ps.	2,796,267	Ps.	443,179	Ps.	23,395,245

Seasonality of Operations

The Group’s results of operations are not highly seasonal. The Group typically recognizes a large percentage of its consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season. In 2019 and 2018, the Group recognized 27.8% and 26.4%, respectively, of its annual consolidated net sales in the fourth quarter of the year. The Group’s costs, in contrast to its revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

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20.	Contingencies

On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York alleging securities law violations in connection with allegedly misleading statements and/or omissions in the Company’s public disclosures. The lawsuit alleges that the Company and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in the Company’s internal control over its financial reporting as of December 31, 2016. On May 17, 2018, the Court appointed a lead plaintiff for the putative stockholder class. On August 6, 2018, the lead plaintiff filed an amended complaint. The Company thereupon filed a motion to dismiss the amended complaint. On March 25, 2019, the court issued a decision denying the Company’s motion to dismiss, holding that plaintiff’s allegations, if true, were sufficient to support a claim. The parties have begun to exchange discovery materials, and the discovery process will continue throughout 2020. Separately, the parties are presently litigating class certification issues. The Company believes that the lawsuit, and the material allegations and claims therein, are without merit and intends to vigorously defend against the lawsuit. With regard to plaintiff’s allegations regarding FIFA, outside counsel long previously investigated the circumstances surrounding the Company’s acquisition of the Latin American media rights for the Canada, Mexico and USA 2026 FIFA World Cup and 2030 FIFA World Cup and uncovered no credible evidence that would form the basis for liability for the Company or for any executive, employee, agent or subsidiary thereof. In particular, the Company itself made no payment to any FIFA person and in no way knew of, or condoned, any payment by any third party to any FIFA person. The Company also notes that no proceedings have been initiated against it by any governmental agency.

On April 27, 2017 the tax authorities, initiated a tax audit to the Company, with the purpose of verifying compliance with tax provisions for the period from January 1st to December 31st, 2011 regarding federal taxes as direct subject of Income Tax (Impuesto Sobre la Renta or ISR), Flat Tax (Impuesto Empresarial a Tasa Única) and Value Added Tax (Impuesto al Valor Agregado). On April 25, 2018 the authorities informed the observations determined as a result of such audit, that could entail a default on the payment of the abovementioned taxes. On May 25, 2018, by a document submitted before the authority, the Company asserted arguments and offered evidence to undermine the authority’s observations. On June 27, 2019, the Company was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.682 million Pesos for ISR, penalties, surcharges and inflation adjustments. On August 22, 2019 the Company filed an administrative proceeding (recurso de revocación) against such tax liability, before the Legal area of the Tax Authorities, which is in the process of being resolved. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On June 1, 2016 the tax authority initiated a tax audit to a Company’s indirect subsidiary that carries out operations in the Gaming business, which is presented in the Other Businesses segment, with the purpose of verifying compliance with tax provisions for the period from January 1, to December 31, 2014 regarding federal taxes as direct subject, as well as a withholder. On April 24, 2017 the authorities informed the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On May 30, 2017, by a document submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the authority’s last partial record. On June 21, 2019 such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.1,334 million Pesos, essentially related to IEPS (Impuesto Especial Sobre Producción y Servicios or Excise Tax); on August 16, 2019 an administrative proceeding (recurso de revocación) was filed before the Legal area of the Tax Authorities, which is in the process of being resolved. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

The matters discussed in the three paragraphs referred to above did not require the recognition of a provision as of March 31, 2020.

There are several legal actions and claims pending against the Group, which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is now expected to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

On March 11, 2020, the World Health Organization declared the outbreak of Coronavirus (“COVID19”) as pandemic. Most governments in the world are implementing different restrictive measures to contain the spread of this pandemic. This situation is significantly affecting the global economy, including Mexico, due to the disruption or slowdown of supply chains and the increase in economic uncertainty, as evidenced by the increase in volatility of asset prices, exchange rates and decreases in long-term interest rates. The consequences derived from COVID-19 in the second quarter of 2020, are events after the reporting period not requiring an adjustment to the Group’s consolidated financial statements for the three months ended March 31, 2020, and these consequences will be recognized as required in the Group’s consolidated financial statements for periods ending after that date in the year 2020. As of the authorization date of these consolidated financial statements, the Company’s management cannot predict the adverse impact of COVID-19 in the Group’s consolidated financial statements for any remaining period for the year ending December 31, 2020.

- - - - - - - - -

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Description of significant events and transactions

See Notes 1 y 2 of the Disclosure of interim financial reporting.

Dividends paid, ordinary shares:	0
Dividends paid, other shares:	0
Dividends paid, ordinary shares per share:	0
Dividends paid, other shares per share:	0

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Footnotes
[1] ↑
Current assets – Other current non-financial assets: As of March 31, 2020 and December 31, 2019, includes transmission rights and programming for Ps.5,327,850 thousands and Ps.6,479,258, thousands, respectively.
[2] ↑
Non-current assets – Other non-current non-financial assets: As of March 31, 2020 and December 31, 2019, includes transmission rights and programming for Ps.8,765,230 thousands and Ps.7,901,590 thousands, respectively.
[3] ↑
Total basic earnings (loss) per share: This information is related to earnings per CPO. The CPO are the securities traded in the Mexican Stock Exchange.
[4] ↑
Total diluted earnings (loss) per share: This information is related to earnings per diluted CPO.
[5] ↑
Breakdown of credits:
The Notes due 2020 and 2027 were contracted at a fixed rate.
The "Senior Notes" due in 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049 were contracted at a fixed rate.
The exchange rates for the credits denominated  in foreign currency were as follows:
Ps. 23.8642  pesos per US dollar
Bank loans and senior notes are presented net of unamortized finance costs in the aggregate amount of Ps.1,467,371.
For more information on debt; see Note 8 Notes to the Unaudited Condensed Consolidated Financial  Statements.
[6] ↑
Monetary foreign currency position:
The exchange rates used for translation were as follows :

Ps.	23.8642	pesos per US dollar
	26.2673	pesos per euro
	16.8460	pesos per canadian dollar
	0.3705	pesos per argentinean peso
	0.0285	pesos per chilean peso
	0.0060	pesos per colombian peso
	6.9840	pesos per peruvian nuevo sol
	24.6914	pesos per swiss franc
	4.5918	pesos per brazilian real
	29.6302	pesos per pound sterling
	2.3997	pesos per swedish krona

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MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 01	YEAR: 2020
GRUPO TELEVISA, S.A.B.

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED  TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE FIRST QUARTER OF 2020, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ Alfonso De Angoitia Noriega	/s/ Bernardo Gómez Martínez
ALFONSO DE ANGOITIA NORIEGA	BERNARDO GÓMEZ MARTÍNEZ
CO-CHIEF EXECUTIVE OFFICER	CO-CHIEF EXECUTIVE OFFICER

/s/ Carlos Ferreiro Rivas	/s/ Luis Alejandro Bustos Olivares
CARLOS FERREIRO RIVAS	LUIS ALEJANDRO BUSTOS OLIVARES
VICE PRESIDENT OF FINANCE	LEGAL VICE PRESIDENT AND
GENERAL COUNSEL

MEXICO CITY, APRIL 27, 2020

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 4, 2020	By:	/s/ Luis Alejandro Bustos Olivares
		Name:	Luis Alejandro Bustos Olivares
		Title:	Legal Vice President and General Counsel